             AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                                 April 11, 2006

                         REGISTRATION NO. 333- _________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM SB-2

                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933

                               CONOLOG CORPORATION

                 (Name of Small Business Issuer in its Charter)

          Delaware                                               22-1847286
(State or other jurisdiction        (Primary Standard         (I.R.S. Employer
    of incorporation or         Industrial Classification    Identification No.)
        organization)                  Code Number)

                                 5 Columbia Road
                          Somerville, New Jersey 08876
                                 (908) 722-8081

                   (Address, including zip code, and telephone
                         number, including area code, of
                    registrant's principal executive offices)

                              Marc Benou, President
                               Conolog Corporation
                          Somerville, New Jersey 08876
                                 (908) 722-8081

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 With copies to:
                            Arnold N. Bressler, Esq.
                      Milberg Weiss Bershad & Schulman LLP
                             One Pennsylvania Plaza
                               New York, NY 10119
                                 (212) 594-5300
                              (212) 868-1229 (fax)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to

Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------
                            Amount        Proposed
Title of each class of      To Be          Maximum       Proposed Maximum      Amount of
securities to be          Registered   Offering Price   Aggregate Offering   Registration
registered                  (1) (2)     Per Share (3)        Price (3)          Fee (3)
-----------------------------------------------------------------------------------------
Common Stock, par
   value $.01 per share    2,950,000       $ 0.90           $ 2,655,000        $ 284.10
-----------------------------------------------------------------------------------------

(1) In the event of a stock split, stock dividend or similar transaction involving our common stock, the number of shares registered shall automatically be increased to cover the additional shares of common stock issuable pursuant to Rule 416 under the Securities Act of 1933, as amended (the Securities Act).

(2) Includes the registration for resale by the selling stockholders listed in the table at page 9 of this prospectus (the "Selling Stockholders") of:
(i) 1,000,000 shares of the Company's common stock issuable upon conversion of convertible notes issued to the Selling Stockholders, (ii) 750,000 shares of the Company's common stock which may be issued in payment of interest due on convertible notes and (iii) 1,200,000 shares of the Company's common stock issuable upon exercise of outstanding common stock purchase warrants.

(3) Estimated in accordance with Rule 457(c) of the Securities Act for the sole purpose of calculating the registration fee. We have based the fee calculation on the average of the high and low prices of our common stock on the Nasdaq SmallCap Market on April 7, 2006.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION DATED APRIL 11, 2006

                               CONOLOG CORPORATION
                        2,950,000 SHARES OF COMMON STOCK

                                   PROSPECTUS

This prospectus relates to the public offering of an aggregate of 2,950,000 shares of our common stock which may be sold from time to time by the Selling Stockholders named in this prospectus. Of these shares, (i) 1,000,000 shares of the Company's common stock are issuable upon conversion of convertible notes issued to subscribers in a private placement (the "Convertible Notes"); (ii) 750,000 shares of the Company's common stock which may be issued in payment of interest due on the Convertible Notes and (iii) 1,200,000 shares of the Company's common stock may be issued upon the exercise of warrants issued to the Selling Stockholders.

Our common stock is traded on the Nasdaq Capital Market under the symbol "CNLG." The closing price of our common stock on April 7, 2006 was $0.89 per share.

OUR BUSINESS IS SUBJECT TO MANY RISKS AND AN INVESTMENT IN OUR COMMON STOCK WILL ALSO INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FACTORS DESCRIBED UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 7 BEFORE
INVESTING IN OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The information in this prospectus is not complete and may be changed. The Selling Stockholders may not sell or offer these securities until this registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is April _____, 2006

                                Table of Contents

                                                                            PAGE

PROSPECTUS SUMMARY ................................................            4

RECENT DEVELOPMENTS ...............................................            4

FORWARD-LOOKING STATEMENTS ........................................            6

THE OFFERING ......................................................            6

RISK FACTORS ......................................................            7

USE OF PROCEEDS ...................................................            9

SELLING STOCKHOLDERS ..............................................            9

PLAN OF DISTRIBUTION ..............................................           13

LEGAL PROCEEDINGS .................................................           15

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS ......           15

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT ....           16

DESCRIPTION OF SECURITIES .........................................           17

INTERESTS OF NAMED EXPERTS AND COUNSEL ............................           18

DISCLOSURE OF SEC POSITION OF INDEMNIFICATION FOR SECURITIES ACT
   LIABILITIES ....................................................           18

DESCRIPTION OF BUSINESS ...........................................           19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS ................           25

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS ....................           32

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS ..........           32

EQUITY COMPENSATION PLAN INFORMATION ..............................           33

EXECUTIVE COMPENSATION ............................................           34

CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS ON ACCOUNTING AND
   FINANCIAL DISCLOSURE ...........................................           35

WHERE YOU CAN FIND MORE INFORMATION ...............................           36

UNAUDITED FINANCIAL STATEMENTS ....................................           36

Report of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM  ..........          F-1

CONSOLIDATED BALANCE SHEETS........................................    F-2 - F-3

CONSOLIDATED STATEMENTS OF OPERATIONS .............................          F-4

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY.........          F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS .............................    F-6 - F-7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ....................   F-8 - F-20

As used in this prospectus, the terms "we", "us", "our," the "Company" and Conolog means Conolog Corporation, unless otherwise indicated.

PROSPECTUS SUMMARY

OUR COMPANY

We provide digital signal processing and digital security solutions to electric utilities. We sell electromagnetic products to the military and provide engineering and design services to a variety of industries, government organizations and public utilities nationwide. Our INIVEN division sells a line of digital signal processing systems, including transmitters, receivers and multiplexers. Our headquarters are located at 5 Columbia Road, Somerville, New Jersey 08876. Our telephone number is (800) 526-3984 or (908) 722-8081.

RECENT DEVELOPMENTS

Pursuant to a Subscription Agreement between us and three subscribers (the "Subscribers"), dated January 19, 2006 (the "Subscription Agreement"), we issued and sold in a private placement Convertible Notes having an aggregate principal balance of $1,250,000 which are convertible into 1,000,000 shares of our common stock at a conversion price of $1.25 per share, and warrants to purchase 1,000,000 shares of our common stock at a price of $0.9579 per share, which are exercisable for a period commencing on the sooner of July 18, 2006 or the date the Company's stockholders approve the issuance of the Company's common stock issuable on conversion of the Convertible Notes (if such approval is required by the applicable rules of the Nasdaq) through the fifth anniversary of the issuance. The sale of the Convertible Notes, including the issuance of our common stock pursuant to the convertible notes and the warrants was approved by our board of directors. From the sale of the convertible notes, we received net proceeds of $ 1,110,000, which includes the payment of a cash fee to First Montauk Securities Corp. ("First Montauk") the selling/placement agent in the private placement and a $15,000 payment to the Subscribers' attorneys, but does not include other fees related to the private placement including our attorneys' fees and printing expenses. We also issued First Montauk warrants to purchase an aggregate of 200,000 shares of our common stock.

The issuance and sale of the common stock and warrants pursuant to the Subscription Agreement was made in reliance upon the exemption provided in
Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation D promulgated under the Securities Act. No form of general solicitation or general advertising was conducted in connection with the private placement. Each of the Convertible Notes and warrants issued pursuant to the Subscription Agreement contain restrictive legends preventing the sale, transfer or other disposition of such Convertible Notes and warrants unless registered under the Securities Act. Any shares of our common stock issued pursuant to the Convertible Notes or warrants shall also contain restrictive legends preventing the sale, transfer or other disposition of such shares unless registered under the Securities Act.

Pursuant to the Subscription Agreement, we are required to register under the Securities Act for resale the shares of our common stock issuable upon conversion of the Convertible Notes issued to the Subscribers, the shares of our common stock issued to pay interest due on the Convertible Notes and the shares of our common stock issuable upon the exercise of warrants issued to them. We are also registering 200,000 shares issuable upon the exercise of warrants issued to First Montauk (and its transferees).

The Subscription Agreement provides that until the later of (i) the issuing of our common stock pursuant to the Convertible Notes is approved by the Company's shareholders (if the approval is required by the applicable NASD Market Place Rules and/or the Nasdaq's corporate governance rules) or (ii) six months after January 19, 2006 and during an Event of Default (as defined in the Convertible
Note), provided there is an effective registration statement current and available for resale of the Company's Registrable Securities (as defined in the Subscription Agreement), the Company will not enter into an agreement to nor issue any equity, convertible debt or other securities convertible into Common Stock or equity of the Company nor modify any of the foregoing which may be outstanding at anytime, without the prior written consent of the Subscribers, which consent may be withheld for any reason. The Subscription Agreement also provides that until six months after January 19, 2006, the Company will not enter into any equity line of credit or similar agreement, nor issue nor agree to issue any floating or variable priced equity linked instruments nor any of the foregoing or equity with price reset rights.

Pursuant to the Subscription Agreement, and other than pursuant to certain exceptions detailed in the Subscription Agreement, until the sooner of (i) 30 days from the date the registration statement filed on behalf of the Subscribers is declared effective by the Securities and Exchange Commission, or (ii) until all of the Shares of (as defined in the Subscription Agreement) and shares issued upon conversion of the warrants issued to the Subscribers have been resold or transferred by the Subscribers, the Subscribers have the right to participate in proposed sales by the Company of its securities. Additionally,
Section 12(b) of the Subscription Agreement provides that other than in connection with certain excepted issuances detailed in the Subscription Agreement, if at any time until the sooner of 180 days from the Registration Statement is declared effective by the Securities and Exchange Commission (provided the issuance of the Company's common stock pursuant to the Convertible Note has been approved by the Company's shareholders or is not required by Nasdaq) or the date the Convertible Notes have been paid off, the Company, other than in connection with certain excepted issuances described in the Subscription Agreement, issues or agrees to issue shares of its common stock at less than $1.25 (subject to the terms of the Convertible Note) per share (the "Conversion Price") without the consent of the Subscribers holding Convertible Notes, the Conversion Price shall be reduced to such other lower issue price (the "Favored Nation Provision").

The Subscription Agreement also provides that the Subscribers are not entitled to convert the Convertible Notes into a number of shares of common stock which would be in excess of the sum of (i) the number of shares of common stock beneficially owned by any Subscriber and its Affiliates and (ii) the number of shares of common stock issuable upon the conversion of the Convertible Notes which would result in the beneficial ownership by the Subscriber and its Affiliates of more than 4.99% of the outstanding shares of common stock of the Company on each Conversion Date (as this is defined in the Subscription Agreement). Provided, however, the Subscribers may waive the conversion limitation in whole or in part upon and effective after 61 days prior written notice to the Company.

The Subscription Agreement provides that the Company in its sole discretion may reduce the Conversion Price of the Convertible Notes that have not been paid off or fully converted if the Company's shareholders have approved the transaction or if such approval is not required by the applicable rules of the Nasdaq.

The Company is using the proceeds from the sale of the Convertible Notes for general corporate purposes.

THE CONVERTIBLE NOTES

As stated above, pursuant to the Subscription Agreement, the Company sold and issued to three Subscribers Convertible Notes having an aggregate principal balance of $1,250,000. The conversion price of each note is $1.25 per share. If the Convertible Notes are fully converted, the Company will issue 1,000,000 shares of Common Stock to the holders of the Convertible Notes. The Company will not receive any proceeds if the notes are converted nor will it receive any proceeds if the Subscribers sell the shares of common stock issued upon conversion of the Convertible Notes. Interest payable on the Convertible Notes accrues from January 19, 2006 at a rate of 5% per annum and is payable quarterly in arrears. Amortizing payments of the outstanding principal amount and interest on the Notes begins on January 19, 2008 and the same day of each month thereafter until the principal amount and interest have been repaid in full (each a "Repayment Date").

Pursuant to the Convertible Notes, and subject to its terms, the Company may make payments on the interest due on the Convertible Note (i) in cash within three business days of the applicable Repayment Date (as defined in the Convertible Note) or (ii) in registered common stock, which shall be at an applied conversion rate equal to the lesser of (A) $1.25 (subject to adjustment as specified in the Note) or (B) eighty-five percent (85%) of the volume weighted average price of the common stock as reported by Bloomberg L.P. ("VWAP:) for the ten days preceding such Repayment Date. Unless waived by the Holder of the Convertible Note, the Company may not elect to make payments on interest due on the Convertible Note in common stock in an amount of shares of common stock which would exceed in the aggregate for all Holders of Notes similar to the Convertible Note, thirty-five percent of the aggregate daily trading volume for the seven trading days preceding the Repayment Date as reported by Bloomberg L.P. multiplied by the VWAP for such seven day period.

THE WARRANTS

As stated above, upon exercise of the warrants issued to the Subscribers, the Company will issue 1,000,000 shares of common stock. Additionally, as stated, in connection with the Convertible Note Offering, the Company granted First Montauk warrants to purchase 200,000 shares of common stock on the same terms and conditions as the warrants issued to the Subscribers. The exercise price of the warrants is $.9579 (as adjusted pursuant to the terms of the warrants), per share (the 'Purchase Price'). If there is an Effective Registration Statement (as defined in the Subscription Agreement) pursuant to which shares of the Company's common stock issuable upon conversion of the Convertible Notes and the warrants issued pursuant to the 2006 Subscription Agreement have been registered with the Securities and Exchange Commission, then the warrants are only exercisable in cash, provided, however, if the Registration Statement is not effective, then the Subscribers may exercise their warrants by (i) by paying cash equal to the applicable aggregate Purchase Price, (ii) by cashless exercise in accordance with the terms of the warrant or (iii) any combination of any of the foregoing methods.

If the warrants are fully exercised (including those issued to First Montauk) for cash, the Company would receive $1,149,480.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements which relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks discussed in the section entitled "Risk Factors" that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

THE OFFERING

This prospectus relates to the resale of up to 2,950,000 shares of our common stock in connection with the resale of:

o 1,000,000 shares of our common stock which will be issued upon the conversion of convertible notes which were sold to the Subscribers pursuant to a Subscription Agreement dated as of January 19, 2006;

o 750,000 shares which may be issued to pay interest due on the convertible notes;

o 1,000,000 shares of our common stock which may be issued upon the exercise of warrants issued to the Subscribers pursuant to the Subscription Agreement; and

o 200,000 shares which may be issued upon the exercise of warrants issued to First Montauk and its transferees.

NUMBER OF SHARES OUTSTANDING

As of March 3, 2006, 7,422,627 shares of our common stock were issued and outstanding, not including 220 shares held in treasury.

RISK FACTORS

An investment in our common stock involves a very significant risk. You should carefully consider the following risks and uncertainties in addition to other information in this prospectus in evaluating our company and its business before purchasing shares of our company's common stock. Our business, operating results and financial condition could be seriously harmed due to any of the following risks. You could lose all or part of your investment due to any of these risks.

Sales of a substantial number of shares of our common stock in the public market could cause a reduction in the market price of our common stock.

Any significant downward pressure on the price of our common stock as the our shahreolders sell shares of our common stock could encourage short sales. Any such short sales could place further downward pressure on the price of our common stock.

We have a history of operating losses and thus we may not be profitable in the future.

Our continued existence is dependent upon us successfully expanding our business and attaining profitable operations. We have historically had net losses from operations and there can be no assurance that we will be profitable in the future. If we are not profitable and cannot attain sufficient capital to fund our operations we may have to cease our operations.

We have many competitors and we may not be able to compete effectively against them.

The market for our manufactured products is very competitive. There are several companies that manufacture products similar to the products we sell. Most of these companies are substantially larger than us and have substantially greater name recognition, financial resources and personnel than we do.

Our success depends on keeping up with technological changes.

The market for our manufactured products is characterized by rapid technological changes and advances. Our failure to continue to introduce new products in a timely or cost effective manner or our failure to continue to improve our existing products in a timely or cost effective manner would materially adversely affect our operating results, and as a result, we may not be able to compete effectively against them.

We are dependent on a few large customers.

Our dependence on major customers including Bonneville Power Authority and the U.S. Military, which accounted for approximately $168,149 and $174,120 of our sales, respectively during the fiscal year ended July 31, 2005, subjects us to significant financial risks in the operation of our business if a major customer were to terminate or materially reduce, for any reason, its business relationship with us.

We may not be able to attract the qualified personnel we need to succeed.

Because of the technical nature of our business, we are dependent upon our ability to attract and retain technologically qualified personnel. Competition for individuals with proven professional or technical skills is intense, and the demand for these individuals is expected to remain very strong for the foreseeable future. Larger companies may be able to pay substantially higher salaries than we are able to pay. Therefore, we may not be successful, especially during increased economic activity, in attracting qualified personnel.

Our minimal staff may have difficulty managing our operations.

We only employ about 13 people on a full time basis. Approximately 8 of our full time employees are involved in production. Our success is dependent upon the services of our current management, particularly Robert S. Benou, our Chairman, Chief Executive Officer and Chief Financial Officer and Marc Benou our President, Chief Operating Officer and Secretary. Messrs. Robert Benou and Marc Benou are currently serving under employment contracts that renew on a year-to-year basis unless terminated by either party thereto upon at least 90 days notice prior to the expiration of the then current term of such agreement. If the employment of Messrs. Robert Benou or Marc Benou terminates, or if either is unable to perform his duties, we may be materially and adversely affected.

We are dependent on component manufacturers to provide us with the parts we need.

We are dependent on outside suppliers for all of the subcomponent parts and raw materials we need to assemble our products. A shortage, delay in delivery, or lack of availability of a part could lead to assembling delays, which could reduce sales. We also purchase some custom parts, primarily printed circuit boards. The failure of a supplier of one of these customized components could cause a lengthy delay in production, resulting in a loss of revenues.

We have limited cash and may not be able to receive additional financing.

As of January 31, 2006, we had approximately $ 4,277,886 in cash. We believe that this, together with anticipated cash flows from operation will be sufficient to satisfy our working capital requirements for the foreseeable future. However, we may need to seek additional financing sooner than we anticipate as a result of factors including but not limited to the following:

o changes in operating plans

o lower than anticipated sales

o increased operating costs; and

o potential acquisitions

However, additional financing may not be available on commercially reasonable terms, if at all.

Our stock price may fluctuate, which may make it difficult to resell your shares at attractive prices.

The market price of our common stock may experience fluctuations. The market price of our common stock has been volatile, and may continue to be volatile. Factors that could cause volatility in our stock price include:

o fluctuations in our quarterly operating results;

o stock market prices and volume fluctuations generally;

o economic conditions specific to any of the industries that we conduct business in;

o announcements by us or our competitors relating to new services or technologies, significant acquisitions, significant orders, strategic relationships, joint ventures or capital commitments; and

o applicable regulatory developments.

If we are delisted from the Nasdaq SmallCap Market, you may also find it more difficult to trade our common stock due to "penny stock" rules.

We are currently not in compliance with Nasdaq Marketplace Rule 4310(c)(4) (the "Rule"), because the bid price of our common stock closed below a $1.00 per share for 30 consecutive business days. We have until September 12, 2006 to regain compliance with the Rule. If at anytime before September 12, 2006, the bid price of our common stock closes at $1.00 per share or more, for a minimum of 10 consecutive business days, Nasdaq's staff will provide us with written notification that we comply with the Rule, provided, however, Nasdaq in its discretion may require us to maintain a bid price of at least $1.00 per share for a period in excess of 10 connective business days (but generally no more than 20 consecutive business days) before determining that we have demonstrated the ability to maintain long-term compliance. If compliance with the Rule is not regained by September 12, 2006, Nasdaq's Staff will determine whether we meet The Nasdaq Capital Market initial listing criteria as set forth in Marketplace Rule 4310(c), except for the bid requirement. If we meet the initial listing criteria, Staff will notify us that we have been granted an additional 180 calendar day compliance period. If we are not eligible for an additional compliance period, Staff will provide written notification that our securities will be delisted. At that time, we may appeal Staff's determination to delist our securities to a Listing Qualifications Panel.

If we are unable to satisfy the requirements for continued quotation on Nasdaq, trading, if any, in our common stock would be conducted in the over-the-counter market in what is commonly referred to as the "pink sheets" or on the NASD OTC Bulletin Board. If our shares become subject to the regulations on penny stocks, the price and ability to sell our shares would be severely affected because the shares could only be sold in compliance with the penny stock rules.

The issuance of shares upon conversion of our convertible securities and exercise of outstanding warrants may cause immediate and substantial dilution to our existing stockholders.

As of February 1, 2006, we had outstanding warrants to purchase 3,598,549 shares of our common stock, of which warrants to purchase 1,440,000 shares of our common stock have an exercise price of $1.6892 per share, warrants to purchase 958,549 shares of our common stock have an exercise price of $1.25 per share and warrants to purchase 1,200,000 shares of our common stock have an exercise price of $0.9579 per share as well has convertible notes having an aggregate principal balance of $1,250,000 which are convertible into 1,000,000 shares of our common stock at a conversion price of $1.25 per share. The issuance of shares of our common stock upon the exercise of warrants or upon conversion of the notes may result in substantial dilution to the interests of other stockholders.

USE OF PROCEEDS

The shares of common stock offered hereby are being registered for the account of the Selling Stockholders named in this prospectus. As a result, all proceeds from the sales of the common stock will go to the Selling Stockholders and we will not receive any proceeds from the resale of the common stock by the Selling Stockholders. We did receive net proceeds of $1,110,000 (before deducting our attorneys fees, accounting fees, printing fees and other miscellaneous fees related to the private placement) from the sale of the convertible notes to the Selling Stockholders. We are using the proceeds for working capital. We will incur all costs associated with this registration statement and prospectus, which are currently estimated to be approximately $23,284. If the warrants issued pursuant to the Subscription Agreement and issued to the First Montauk Warrant Recipients are completely exercised for cash, we would receive a maximum of $1,149,480 as a result of such exercises. Notwithstanding, there is no assurance that any of the warrants will be exercised. If we receive any proceeds from the exercise of the warrants, these proceeds will be used for general working capital purposes.

SELLING STOCKHOLDERS

The following table sets forth, as of March 3, 2006, information regarding the beneficial ownership of our common stock by the Selling Stockholders. In the table below, the percentage ownership after the offering is based upon the assumed sale by the Selling Stockholders of all shares they may offer for sale pursuant to this prospectus. Beneficial ownership is determined according to the rules of the Securities and Exchange Commission, and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, and includes options that are currently exercisable or exercisable within 60 days. The percentages for each Selling Stockholder are calculated based on 7,422,627 shares our common stock issued and outstanding as of March 3, 2006 (not including 220 shares held intreasury), plus the additional shares that the Selling Stockholder is deemed to beneficially own as set forth in the table. The shares offered by this prospectus shall be deemed to include shares offered by any pledge, donee, transferee or other successor in interest of any of the Selling Stockholders below, provided that this prospectus is amended or supplemented if required by applicable law. Except as noted, none of the Selling Shareholders have had any material relationship with us or any of our predecessors or affiliates within the past three years.

The information in this table is based upon information provided by each respective Selling Stockholder.

                                  Beneficial Ownership Before                              Beneficial Ownership After This
                                         This Offering                                                  Offering
                                  ---------------------------                              -------------------------------
                                  # of Shares    % of Shares    Shares Being Offered (1)   # of Shares      % of Shares
                                  -----------   -------------   ------------------------   -----------      -----------
Nite Capital LP ** (2) +
100 East Cook Avenue, Suite 201   200,000 (3)      2.70 %       400,000 (4)                     0                *
Libertyville, IL 60048

Chestnut Ridge Partners LP **
(5) +
50 Tice Boulevard                 200,000 (6)       2.7%        400,000 (7)                     0                *
Woodcliff Lake, NJ 07677

Whalehaven Capital Fund Limited
** (8) +                          788,226 (9)     10.61 %       1,200,000 (10)            188,226             2.53

                                  Beneficial Ownership Before                              Beneficial Ownership After This
                                        This Offering                                                   Offering
                                  ---------------------------                              -------------------------------
                                  # of Shares    % of Shares    Shares Being Offered (1)   # of Shares      % of Shares
                                  -----------   -------------   ------------------------   -----------      -----------
3rd Floor, 14 Par-Laville Road
Hamilton, Bermuda HM08

First Montauk Securities
Corp. ** (11)
Parkway 109 Office Center         61,733 (12)         *         25,000 (13)                   61,733            .83
328 New Spring Road
Red Bank, NJ 07701

Ernest Pellegrino ** (14)
Parkway 109 Office Center
328 New Spring Road               178,952 (15)       2.41       68,750 (16)                   178,952          2.41
Red Bank, NJ 07701

Max Povolotsky ** (14)
Parkway 109 Office Center
328 New Spring Road               178,952 (17)       2.41       68,750 (18)                   178,952          2.41
Red Bank, NJ 07701

Victor K. Kurylak ** (14)
Parkway 109 Office Center
328 New Spring Road               30,867 (19)         *         12,500 (20)                   30,867            .42
Red Bank, NJ 07701

Herb Kurinsky ** (14)
Parkway 109 Office Center
328 New Spring Road               30,867 (21)         *         12,500 (22)                   30,867            .42
Red Bank, NJ 07701

Angela Metelitsa** (14)
Parkway 109 Office Center
328 New Spring Road               12,500 (23)         *         12,500 (24)                   12,500            .17
Red Bank, NJ 07701

* Less than one percent.

** The warrants issued to the Selling Stockholders provide that the holder of such warrant shall not be entitled to exercise the warrant on an exercise date in connection with that number of shares of common stock which would be in excess of the sum of (i) the number of shares of common stock beneficially owned by the holder and its affiliates on an exercise date, and (ii) the number of shares of common stock issuable upon the exercise of the warrant with respect to which the determination of this limitation is being made on an exercise date, which would result in beneficial ownership by the holder and its affiliates of more than 4.99% of the outstanding shares of common stock of the Company on such date. For the purposes of the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act and Regulation 13d-3 thereunder. The restriction described in this paragraph may be revoked upon sixty-one (61) days prior notice from the holder to the Company. The holder may allocate which of the equity of the Company deemed beneficially owned by it shall be included in the 4.99% and which shall be allocated to the excess above 4.99%.

+ The Convertible Note issued to the Selling Stockholder provides that the Holder of the Note shall not be entitled to convert on a Conversion Date (as this term is defined in the Convertible Note)that amount of the Convertible Note in connection with that number of shares of our common stock which would be in excess of the sum of (i) the number of shares of our common stock beneficially owned by the Holder and its affiliates on a Conversion Date, (ii) any Common Stock issuable in connection with the unconverted portion of the Note, and (iii) the number of shares of Common Stock issuable upon the conversion of the Note with respect to which the determination of this provision is being made on a Conversion Date, which would result in beneficial ownership by the Holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock of the Borrower on such Conversion Date. For the purposes of the provision to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13d-3 thereunder. The Holder shall have the authority and obligation to determine whether this restriction will limit any conversion hereunder and to the extent that the Holder determines that the limitation contained in this Section applies, the determination of which portion of the Notes are convertible shall be the responsibility and obligation of the Holder. The Holder may waive the conversion limitation in whole or in part, upon and effective after 61 days prior written notice to the us. The Holder may decide whether to convert a Note or exercise Warrants to achieve an actual 4.99% ownership position.

(1) Assumes that all shares that are registered will be sold.

(2) Keith Goodman is the manager of the general partner of Nite Capital LP and in accordance with Rule 13d-3 under the Securities and Exchange Act of 1934, Keith Goodman may be deemed to be a control person, with voting and investment control (directly or with others), of the shares owned by Nite Capital LP.

(3) The beneficial ownership of Nite Capital LP includes 200,000 shares of our common stock issuable upon conversion of a convertible note but does not include 200,000 shares of our common stock issuable upon exercise of a warrant with an exercise price of $0.9579 per share because this warrant cannot be exercised until the sooner of July 18, 2006 or the date the Company's stockholders approve the issuance of the Company's common stock issuable on conversion of the warrant (if such approval is required by the applicable rules of Nasdaq) through the fifth anniversary of issuance.

(4) Includes 200,000 shares of our common stock issuable upon conversion of a convertible note and 200,000 shares of common stock issuable upon the exercise of a warrant with an exercise price of $0.9579 per share.

(5) Kenneth Pasternak is the Managing Member of the General Partner of Chestnut Ridge Partners, LP and in accordance with Rule 13d-3 under the Securities and Exchange Act of 1934 as amended may be deemed to be a control person with voting and investment control (directly or with others), of the shares owned by Chestnut Ridge Partners LP.

(6) The beneficial ownership of Chestnut Ridge Partners LP includes 200,000 shares of our common stock issuable upon conversion of a convertible note but does not include 200,000 shares of our common stock issuable upon exercise of a warrant with an exercise price of $0.9579 per share because this warrant cannot be exercised until the sooner of July 18, 2006 or the date the Company's stockholders approve the issuance of the Company's common stock issuable on conversion of the warrant (if such approval is required by the applicable rules of Nasdaq) through the fifth anniversary of issuance.

(7) Includes 200,000 shares of our common stock issuable upon conversion of a convertible note and 200,000 shares of our common stock issuable upon the exercise of a warrant with an exercise price of $0.9579 per share.

(8) Arthur Jones, Jennifer Kelly, and Derck Wood are directors of the Whalehaven Capital Fund Limited and in accordance with Rule 13d-3 under the Securities and Exchange Act of 1934, may be deemed control persons, with voting and investment control (directly or with others), of the shares owned by Whalehaven Capital Fund Limited.

(9) The beneficial ownership of Whalehaven Capital Fund Limited includes 600,000 shares of our common stock issuable upon conversion of a convertible note but does not include 600,000 shares of our common stock issuable upon exercise of a warrant with an exercise price of $0.9579 per share because this warrant cannot be exercised until the sooner of July 18, 2006 or the date the Company's stockholders approve the issuance of the Company's common stock issuable on conversion of the warrant (if such approval is required by the applicable rules of Nasdaq) through the fifth anniversary of issuance. The beneficial ownership of Whalehaven Capital Fund Limited also includes warrants to purchase 28,226 shares of our common stock at $1.25 per share and 160,000 shares of our common stock at $1.6892 per share.

(10) Includes 600,000 shares of our common stock issuable upon conversion of a convertible note and 600,000 shares of our common stock issuable upon the exercise of a warrant with an exercise price of $0.9579 per share.'

(11) First Montauk Securities Corp. is a registered broker-dealer. First Montauk Financial Corp. is a public company and is the parent company of First Montauk Securities Corp. The Board of Directors of First Montauk Securities Corp., has the control and power to vote and/or sell the securities owned by First Montauk Securities Corp. First Montauk Securities Corp. has acted as a selling agent in several private placements conducted by the Company.

(12) The shares of our common stock owned by First Montauk include 31,733 shares of our common stock issuable upon the exercise of a warrant with an exercise price of $1.25 per share and 30,000 shares of our common stock issuable upon the exercise of a warrant with an exercise of $1.6892 per share, but does not include 25,000 shares of our common stock issuable upon exercise of a warrant having an exercise price of $0.9579 per share because this warrant cannot be exercised until the sooner of July 18, 2006 or the date the Company's stockholders approve the issuance of the Company's common stock issuable on conversion of the warrant (if such approval is required by the applicable rules of Nasdaq) through the fifth anniversary of issuance.

(13) Includes 25,000 shares of our common stock issuable upon the exercise of a warrant with an exercise price of $0.9579 per share.

(14) Selling Stockholder is an employee or affiliate of First Montauk and received these warrants as compensation from First Montauk. Selling Stockholder may be deemed to be an associated person of a registered broker-dealer firm under the rules of the Securities and Exchange Commission and National Association of Security Dealers. Further, based upon information provided to us by Selling Stockholder, we have been advised that at the time Selling Stockholder acquired the warrant, there were no agreements or understandings, directly or indirectly, with any person to distribute the securities of the Company held by Selling Stockholder.

(15) The shares of our common stock owned by Ernest Pellegrino include 86,250 shares of our common stock issuable upon the exercise of a warrant with an exercise price of $1.6892 per shares and 92,702 shares of our common stock issuable upon the exercise of a warrant with the exercise price of $1.25 per share, but do not include 68,750 shares of our common stock issuable upon the exercise of a warrant with an exercise price of $.9579 per share because this warrant cannot be exercised until the sooner of July 18, 2006 or the date the Company's stockholders approve the issuance of the Company's common stock issuable on conversion of the warrant (if such approval is required by the applicable rules of Nasdaq) through the fifth anniversary of issuance.

(16) Includes 68,750 shares of our common stock issuable upon the exercise of a warrant with an exercise price of $0.9579 per share.

(17) The shares of our common stock beneficially owned by Max Povolotsky include 86,250 shares of our common stock issuable upon the exercise of a warrant with an exercise price of $1.6892 per shares and 92,702 shares of our common stock issuable upon the exercise of a warrant with an exercise price of $1.25 per share but do not include 68,750 shares of our common stock issuable upon the exercise of a warrant with an exercise price of $.9579 per share because this warrant cannot be exercised until the sooner of July 18, 2006 or the date the Company's stockholders approve the issuance of the Company's common stock issuable on conversion of the warrant (if such approval is required by the applicable rules of Nasdaq) through the fifth anniversary of issuance.

(18) Includes 68,750 shares of our common stock issuable upon the exercise of a warrant with an exercise price of $0.9579 per share.

(19) The shares of our common stock beneficially owned by Victor Kurylak include 15,867 shares of our common stock issuable upon exercise of a warrant with an exercise price of $1.25 per share and 15,000 shares issuable upon the exercise of a warrant having an exercise price of $1.6892 per share but does not include a warrant to purchase 12,500 shares of our common stock at $.9579 per share because this warrant cannot be exercised until the sooner of July 18, 2006 or the date the Company's stockholders approve the issuance of the Company's common stock issuable on conversion of the warrant (if such approval is required by the applicable rules of Nasdaq) through the fifth anniversary of issuance.

(20) Includes 12,500 shares of our common stock issuable upon the exercise of a warrant with an exercise price of $0.9579 per share.

(21) The shares of our common stock beneficially owned by Herb Kurinsky includes 15,866 shares of our common stock issuable upon exercise of a warrant with an exercise price of $1.25 per share and 15,000 shares issuable upon the exercise of a warrant having an exercise price of $1.6892 per share but does not include a warrant to purchase 12,500 shares of our common stock at $.9579 per share because this warrant cannot be exercised until the sooner of

July 18, 2006 or the date the Company's stockholders approve the issuance of the Company's common stock issuable on conversion of the warrant (if such approval is required by the applicable rules of Nasdaq) through the fifth anniversary of issuance.

(22) Includes 12,500 shares of our common stock issuable upon the exercise of a warrant with an exercise price of $0.9579 per share.

(23) The shares of our common stock beneficially owned by Angela Metelitsa include 5,000 shares of our common stock issuable upon the exercise of a warrant with an exercise price of $1.25 per share and 7,500 shares of our common stock issuable upon the exercise of a warrant with an exercise price of $1.6892 per share but does not include 12,500 shares of our common issuable upon the exercise of a warrant having an exricse price of $.9579 per shares because this warrant cannot be exercised until the sooner of July 18, 2006 or the date the Company's stockholders approve the issuance of the Company's common stock issuable on conversion of the warrant (if such approval is required by the applicable rules of Nasdaq) through the fifth anniversary of issuance.

(24) Includes 12,500 shares of our common stock issuable upon the exercise of a warrant with an exercise price of $0.9579 per share.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the Selling Stockholders. We are paying all costs, expenses and fees in connection with the registration of shares offered by this prospectus. First Montauk acted as the selling agent/placement agent in connection with the private placement and we paid First Montauk a finder's fee of $125,000. We also issued First Montauk a warrant to purchase 200,000 shares of our common stock at a purchase price of $0.9579 per share. Brokerage commissions, if any, attributable to the sale of shares will be borne by the Selling Stockholders.

The Selling Stockholders or their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the Nasdaq SmallCap Market or any other stock exchange, market or trading facility on which our shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

o an exchange distribution in accordance with the rules of the applicable exchange;

o short sales;

o privately negotiated transactions;

o broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

o a combination of any such methods of sale;

o through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

o any other method permitted pursuant to applicable law and the Subscription Agreement.

The Selling Stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured, obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the Selling Stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the Selling Stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The Selling Stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The Selling Stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act.

Selling Stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the Selling Stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates.

In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

We have agreed to indemnify the Selling Stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to any losses, claims, damages or liabilities to which the Selling Stockholders may become subject under the Securities Act or otherwise insofar as these losses, claims, damages or liabilities arise out of or are based on an untrue statement or alleged untrue statement of any material fact contained in any registration statement under which the Registerable Securities are registered under the Securities Act pursuant to Section 10 of the Subscription Agreement.

We have also agreed to indemnify First Montauk against liability losses and expenses related to any untrue statement of a material fact or an alleged untrue statement of a material fact contained in the Subscription Agreement and related agreements and any breach of any representations contained in the Selling Agent Agreement.

We have agreed with the Selling Stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) two years from January 19, 2006 or (2) such time as all of the shares covered by this prospectus have been transferred or sold pursuant to and in accordance with the registration statement or pursuant to Rule 144(k) of the Securities Act without regard to volume limitation.

LEGAL PROCEEDINGS

We know of no existing legal proceedings against our company, nor are we involved as a plaintiff in any proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our interest.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

All directors of our company hold office until the next annual general meeting of the stockholders or until their successors are elected and qualified. The officers of our company are appointed by our board of directors and hold office until their earlier death, retirement, resignation or removal.

Our directors, executive officers and other significant employees, their ages and positions held are as follows:

Name                Age    Position with the Company
----                ---    -------------------------
Robert S. Benou     71     Chairman, Chief Executive Officer, Chief Financial
                           Officer and Director

Marc R. Benou       38     President, Chief Operating Officer, Secretary and
                           Director

Louis S. Massad     68     Director

Edward J. Rielly    38     Director

David M. Peison     38     Director

Robert S. Benou has been the Company's Chairman and Chief Executive Officer since May 1, 2001. From 1968 until May 1, 2001, he served as the Company's President. Mr. Benou is also the Company's Chief Financial Officer. Mr. Benou's responsibilities include new product development and supervision of sales and marketing. From June 2001 until August 2005, Mr. Benou served as a member of the board of Henry Bros. Electronics, Inc. (formerly known as Diversified Security Solutions, Inc.), a publicly held company that is a single-source/turn-key provider of technology-based security solutions for medium and large companies and government agencies. Since December 2003, Mr. Benou has served as a member of the board of directors of eXegenics, Inc., a publicly held company. Mr. Benou is a graduate of Victoria College and holds a BS degree from Kingston College, England and a BSEE from Newark College of Engineering, in addition to industrial management courses at Newark College of Engineering. Robert S. Benou is the father of Marc R. Benou.

Marc R. Benou has been the Company's President and Chief Operating Officer since May 1, 2001. Mr. Benou is also the Company's Secretary. Mr. Benou joined the Company in 1991 and is responsible for material purchasing and inventory control. From March 1995 until May 1, 2001, he served as Vice President. Mr. Benou has been on the company's Board and has served as the Company's assistant secretary since March 1995. Mr. Benou attended Lehigh and High Point University and holds a BS degree in Business Administration and Management. Marc R. Benou is the son of Robert S. Benou, the Company's Chairman Chief Executive Officer and Chief Financial Officer.

Louis S. Massad has been a Director of the Company since April 1995. From 2000 until 2003 Mr. Massad was the Chief Financial Officer, Vice President and a Director of Henry Bros. Electronics Inc. (formerly known as Diversified Security Solutions, Inc.). From 1997 to 2000, Mr. Massad was a consultant to Henry Bros. Electronics, Inc. From 1986 to 1997, Mr. Massad was a Vice President, Chief Financial Officer and Director of Computer Power Inc. Mr. Massad holds a BS and MS degree from Cairo University (Egypt) and an MBA from Long Island University, New York.

Edward J. Rielly has been a Director of the Company since January 1998. Mr. Rielly is a Manager, HSBC Business Systems, with HSBC, a financial corporation, where his responsibilities include various credit card websites. Mr. Rielly has worked for HSBC in various capacities since 2001. From March 2000 to November, 2001, Mr. Rielly was a Senior Consultant with Esavio Corporation. From February 1998 to February 2000, Mr. Rielly was an Application Developer with Chubb Corporation. From 1993 to 1998, Mr. Rielly was an Application Developer with the United States Golf Association. Mr. Rielly is a graduate of Lehigh University and holds a BS in Computer Science.

David M. Peison has been as a Director of the Company since October 2004. Since October 2005, Mr. Peison has been in the global markets division of HSBC Bank. From 2002 until 2005, Mr. Peison was with Deutsche Bank's global markets division in New York City. From 1992 to 2000, Mr. Peison was in a private law practice in Florida and New York City. Mr. Peison holds an MBA from Emory University in Atlanta, GA, a Juris Doctor from The Dickinson School of Law of Pennsylvania State University and is admitted to the Florida, New York and Massachusetts Bars. Mr. Peison obtained his BA degree from Lehigh University in Bethlehem, PA.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 1, 2006 (unless otherwise indicated), certain information with respect to the beneficial ownership of our common stock by each stockholder known by us to be the beneficial owner of more than 5% of our common stock and by each of our current directors and executive officers. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the Securities and Exchange Commission. Under these rules a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest.

Shares of common stock which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

The applicable percentage of ownership is based on 7,417,847 shares of our Common Stock issued and outstanding as of February 1, 2006.

                                      Amount and Nature of
Name and Title                        Beneficial Ownership   Percent of Class
-----------------------------------   --------------------   ----------------

Robert S. Benou                       185,900 **             2.51%
Chairman, CEO, CFO and
Director

Marc R. Benou                         229,000                3.09%
President, COO, Secretary
and Director

Louis Massad, Director                0                      *

Thomas Fogg, Vice President           0                      *
-Engineering

Edward J. Rielly, Director            0                      *

David Peison, Director                20,000                 *

All Executive Officers                434,900                5.86%
and Directors as a Group
(6 Persons)

Barclays Global Investors, N.A. (1)   417,709                5.63%

DKR Soundshore Oasis Holding Fund     1,000,000              13.48%
Limited(2)

Excalibur Limited Partnership(3)      515,000                6.94%

      * Less than 1%

      ** As of April 10, 2006

The address for each of the named individuals is c/o Conolog Corporation, 5 Columbia Road, Somerville, New Jersey 08876.

(1) The information for Barclays Global Investors, N.A. is based on information contained in a Schedule 13G filed with the Securities and Exchange Commission on January 26, 2006. The principal business address is 45 Fremont Street, San Francisco, CA 94105.

(2) The information for DKR Capital Partners LP is based on information contained in a schedule 13G/A filed with the Securities and Exchange Commission on February 27, 2006. The address for DKR Capital Partners LP is 1281 East Main Street, Stamford CT 06902. The beneficial ownership of DKR Capital Partners LP "DKR") may include warrants to purchase 650,000 shares of the Company's common stock and 233,960 shares of the Company's common stock. If the warrants were exercised, DKR would hold over 9.9% of the Company's common stock upon such exercise. Notwithstanding the foregoing, the warrants provide a limitation on the exercise of such warrants, such that the number of Common Stock that may be acquired by the holder upon exercise of the warrants shall be limited to the extent necessary to ensure that following such exercise the total number of shares of Common Stock then beneficially owned by such holder does not exceed 9.99% of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such exercise) for the purposes of Section 13 (d) of the Securities Exchange Act of 1934, as amended. DKR, a registered investment adviser, is the managing general partner of DKR Oasis Management Company L.P. ("DKROMC"), which is the investment manager of DKR SoundShore Oasis Holding Fund Ltd. ("SoundShore Oasis"). DKR is the managing general partner of DKROMC and DKROMC is the investment manager of Sound Shore Oasis. As such, each of DKR and DKROMC has the right to vote, or to direct the vote of, the securities issued to Soundshore.

DESCRIPTION OF SECURITIES

The following description of our capital stock and the provisions of our Articles of Incorporation and By-Laws, each as amended, is only a summary.

We are authorized to issue 20,000,000 shares of common stock. Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders. There are no cumulative voting rights in the election of directors. Our By-laws require that only a majority of the issued and outstanding shares of our common stock must be represented to constitute a quorum and to transact business at a stockholders meeting.

Holders of our common stock are entitled to receive such dividends as may be declared by our Board of Directors. To date, we have not declared nor paid any dividends on our common stock, and we do not anticipate that dividends will be declared in the foreseeable future. Rather, we intend to apply any earnings to the expansion and development of our business. Any payment of cash dividends on our common stock in the future will be dependent upon our earnings, financial condition, capital requirements and other factors which our Board of Directors deems relevant. In the event of liquidation, dissolution or winding up of the Company, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and payments to holders of our preferred stock.

Holders of our common stock have no preemptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to our common stock.

We are authorized to issue 2,000,000 shares of Preferred Stock, issuable in series, of which there are outstanding 155,000 shares of Series A Preferred Stock, $.50 par value (162,000 authorized) and 1,197 shares of Series B Preferred Stock, $.50 par value (50,000 authorized). Holders of Series A Preferred Stock are entitled to receive, out of funds legally available therefore, dividends at the rate of 4% per annum, which were $111,483 ($.72 per share) in arrears as of July 31, 2005. In addition, each share of series A preferred stock may be exchanged for one share of common stock upon the surrender of the preferred stock and payment of $48,000 per share. The Series A Preferred Stock has no voting rights. We may redeem the Series A Preferred Stock at $.50 per share plus accrued and unpaid dividends.

Holders of Series B Preferred Stock are entitled to receive, out of funds legally available therefor, dividends at the rate of $.90 per share, which were $36,696 ($30.66 per share) in arrears as of July 31, 2005. The Series B Preferred Stock has no voting rights. The Series B Preferred is convertible into .005 of one share of common stock.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis or had, or is to receive, in connection with the offering, a substantial interest, directly or indirectly, in the registrant or any of its parents or subsidiaries.

DISCLOSURE OF SEC POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Certificate of Incorporation provides that we shall, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation to provide indemnification to a director, officer, employee or agent of the corporation, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if such party acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful as determined in accordance with the statute, and except that with respect to any action which results in a judgment against the person and in favor of the corporation the corporation may not indemnify unless a court determines that the person is fairly and reasonably entitled to the indemnification. Section 145 further provides that indemnification shall be provided if the party in question is successful on the merits.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the

Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of Conolog in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered) we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

DESCRIPTION OF BUSINESS

HISTORY

We were organized in 1968 and were engaged primarily in the design and manufacture of electronic components and systems for military applications.

In July 1971, we merged with DSI Systems, Inc., then engaged in the development and manufacture of terminal viewers for digital retrieval of microfilm. Later that year, we changed our name to Conolog Corporation.

In 1981 we acquired one of our customers, INIVEN Corporation ("INIVEN"). At that time, we were manufacturing, on behalf of INIVEN, a line of transmitters and receivers used for controlling and transceiving the measurement of the flow of gases and liquids, by gas and water utilities for controlling the flow of waste water and sewage and measuring and controlling traffic.

During 1987, we made a strategic decision to redirect our focus from military to commercial markets. Since that time, we have refocused on manufacturing and marketing our products for the commercial marketplace rather than depend on the military and defense-related markets. Our primary emphasis was on products for electric utilities, co-generation of power, gas and water companies, traffic control for departments of transport (DOT) and airports utilizing DSP (Digital Signal Processing) technology.

In September 1998, we acquired the assets of Atlas Design, Inc., a human resource outsourcing company, to further our strategy of mergers and acquisitions, and to assist in providing qualified engineering and technical staff in support of our longer term contracts.

In January 2001, we acquired substantially all of the assets of Prime Time Staffing Inc. and Professional Temp Solutions, Inc. These companies provided permanent and temporary employees for the graphics design firms, book publishing companies and engineering businesses.

During the year ended July 31, 2001, we formed a wholly owned subsidiary, Lonogoc Corporation. In August, 2000, Lonogoc Corporation purchased the assets of Independent Computer Maintenance Corporation, which provided installation, maintenance, and troubleshooting of computer systems and networks. On October 22, 2002, we entered an agreement to rescind the Asset Purchase Agreement between us and Independent Computer Maintenance Corporation. Under the rescission agreement, Conolog and its subsidiary agreed to transfer all assets previously purchased pursuant to the Asset Purchase Agreement, to the extent they still exist, to the former seller. The return of the purchase price paid for the assets was $600,000, $300,000 in cash at closing, a note, which is secured by a first mortgage on a condominium, for $150,000 bearing an interest rate of 7.5% of which will be paid over 24 months in equal monthly installments of $6,750 per month beginning December 2002, and an unsecured note receivable for $137,350 payable over 10 years beginning December 2004 bearing an interest rate of 5%.

In March 2004, we ceased operating our staffing business. The assets of the our wholly-owned subsidiary, Nologoc, Inc. trading as Atlas Design, were sold to the subsidiary's Vice President. In consideration of the sale, we received $34,000 in cash.

PRODUCTS

We are engaged in the design and manufacture of (i) transducers, which are electro-magnetic devices which convert electrical energy into mechanical and other forms of physical energy, or conversely convert mechanical and other forms of physical energy into electrical energy; (ii) digital signal processing (DSP) systems and electromagnetic wave filters for differentiation among discreet audio and radio frequencies; (iii) audio transmitters and modulators, for the transmission over telephone lines, microwave circuits, or satellite, of electrical signals obtained from transducers, data generated in electronic code form or by computers or other similar equipment (not manufactured by us); (iv) audio receivers and demodulators which are small systems which receive and decode the signals from the audio transmitters and convert them into digital codes for input into computers, teletypes or other similar equipment (not manufactured by us) or convert such signals into mechanical or other form of energy, such as opening or closing valves, or starting or stopping a motor; (v) magnetic "networks" which are devices that permit the matching or coupling of different types of communication equipment together or many identical or similar equipment together or onto telephone or other transmission lines so as not to cause interference; and (vi) analog transmitters and receivers, which permit the coding/transmission and receiving/decoding of a constantly variable data, such as the water level in a tank, pressure in a pipe or temperature, by actually displaying the exact information at the receiving end in digital form for storing in a computer or other devices, or by physically displaying the information in a visual fashion such as a numerical readout or meter, and (vii) multiplexer supervisory controls, which enable callers with high volumes of supervisory data to transmit on fewer phone lines.

Such products are used in radio and other transmissions, telephones and telephone exchanges, air and traffic control, automatic transmission of data for utilities, tele-printing of transmitted data such as news and stock market information and for use by electric utilities in monitoring power transmission lines for faults and/or failures. Our products may be used independently or in combination with other products to form a system type configuration, whereby our equipment is pre-assembled in a large cabinet with other equipment in a configuration that would provide the end user with protection as well as operational status displays.

PRESENT STATUS/BUSINESS PRODUCT DESCRIPTION

We are engaged in three basic market segments:

(A) Commercial Sales (Under the trade name "INIVEN" (a Division of Conolog))

         o Direct sales to end-users

         o Sales to system assemblers

         o Sales to contractors/installers

(B) Military Sales

         o Direct contract sales to the military

         o As subcontractor to systems producers

         o Foreign governments

(C) Commercial Sales - As Manufacturing Subcontractor to Systems Producers.

MILITARY SALES

Military sales are primarily for our electromagnetic wave filters used in military radios, vehicles (cars, trucks or tanks), portable (backpack), special signaling equipment and exchanges (as in field command posts), ship to ship teletype signaling filters used in deployment of ships (UCC-1 and UCC-4 systems) as well as many other signaling applications where accurate electromagnetic frequency control is required.

Our military sales are received through independent sales representatives who are paid a commission

Commercial "INIVEN" Sales and Products

"INIVEN" equipment is designed around four (4) core product groups:

(1) PTR and PDR Teleprotection Series (Protective Tone Relaying Communications Terminal), which includes the PTR-1000, PTR-1500 and PDR-2000.

(2) Audio Tone & Telemetry Equipment (Audio Tone Control, Telemetering and Data Transmission Systems), which includes Series "98", "68", "40" and "GEN-1".

(3) Multiplex Supervisory Control System

(4) Communication Link Multihead Fiber Optic Couplers and Industrial Grade 1200 Baud Modems.

PTR TELEPROTECTION SERIES

This product is designed for use exclusively by electric power generators (electric utilities and co-generators) in order to protect their transmission and distribution lines. The PTR-1000, by monitoring the output signal of the transmission equipment in less than one hundredth of a second protects the transmission and distribution lines.

The PTR-1000 are installed in pairs, one unit at each end of the line. Each unit is connected and in constant communication with the other, as they continuously monitor the line for faults. In the event of a fault occurring (such as a downed line or a short circuit) at either end and when confirmed by the receiving PTR-1000 unit, the line is immediately isolated for shut down, averting costly damage and downtime.

The PTR-1000 system is composed of a transmitter, dual receivers, a logic card (brain center and controller of the system), relay module, line interface module and power supply module. The transmitters at each end are independent and transmit (continuously) the status (information being monitored) at their end of the line.

The PTR-1500, is a quad system and performs as 2 duals or 4 singles with many unique features such as multiple line operation, event recording with date stamp with optional analog or digital transmission modes including optic fiber interface.

The PDR 2000 is an 8 channel high speed communication system for use in electric power transmission protection schemes. Unique features include event recording, on-board and remote programming, and ID (unit to unit identification on all communications), Packet Forwarding (ability to forward information such as trips and all events through indirect communication paths), password protection and multiple communication ports.

The PTR/PDR Teleprotection Series are designed for global use by electric utilities and any entity generating power for its own consumption with resale of surplus power to an electric utility, such as cities, municipalities, cooperatives and large corporations that find it more economical to generate their own electricity.

The PTR/PDR market is:

New installations; i.e., new transmission lines, new distribution segments, for utilities and cogenerators.

Existing installations not properly protected, improving efficiency and reducing down time.

Existing installations for upgrading to PTR/PDR technology, again improving efficiency and down time.

Sales efforts for the PTR/PDR are presently being conducted by the Company's marketing executives, through independent manufacturers' representatives and through distributors. Sales are targeted primarily to the largest utilities and co-generators.

In the United States alone, there are over 500 large entities generating electricity. They are:

o Municipal Systems

o Cooperative Systems

o Federal, State and District Systems

o Audio Tone and Telemetry Equipment

For many years there has been a need for a modularly independent system that would permit a user, from a distance, to control functions such as opening a valve, starting a motor, shutting down a compressor, changing a traffic signal, control landing lights at an airport, activate a hazard warning on a highway, and in return allow the user to receive information, such as the liquid level in a tank, the pressure in a pipe, the rate of flow out of a compressor, the flow of traffic, the status of a traffic light, airport lights, or confirmation that a command was performed. Such information is transmitted and received and the control functions are performed from a distance utilizing telephone lines, microwave link or direct wire.

These applications, by their nature, can be accomplished with slow speed signaling systems composed of a transmitter on one end and a receiver on the other to carry out the necessary instructions provided by the transmitter. Each set (transmitter/receiver combination) is called a channel. Because of the slow speed, up to 30 channels could be made to transmit and receive signals, in either direction on a single telephone line, microwave link or direct-wired line at the same time. This parallel transmission permits each transmitter/receiver pair to be independent of all the others.

This product segment includes the first generation equipment, known as GEN-1, followed by later generations which include technological improvements and programmable capabilities to include:

GEN-1 Series - First generation with electromagnetic modules and first generation programmable modules without electro-magnetic modules.

"98" and "68" Series - The latest generation applies DSP and microprocessor technology with full programmability, in the field or at the factory.

"40" Series - Designed to function with the "98" or "68" series; transmits and receives variable analog data.

GEN-1 AND GEN-1 PROGRAMMABLE SERIES

The diversity of applications for this equipment makes it available for a wide range of users who are not restricted to a single industry. Typical industrial uses include: the measurement of water and gas, waste water, gasoline, oil, traffic, and electricity. Typical users include: utilities, co-generators, airports, navy yards, telephone companies, paper and pulp processors and wherever remote control and data acquisition is required.

Since our line has a distinct mechanical configuration, we designed our GEN-1 Programmable units and other improvements as replacements for existing units.

Our line of GEN-1 equipment is extensive and provides the user with the ability to perform multiple control functions, status monitoring as well as continuous variable data monitoring, such as a level in a tank or pressure gauge.

Sales for this line are primarily for the replacement of existing installations and for expansion of these installations where it would not be economical to install the latest technology, which would not be mechanically compatible.

Sales to this market are made in the same manner as the PTR/PDR market except that manufacturers' representatives specialize in selling to this diverse market.

"98," "68" and "40" Series represent our latest designs in the audio tone equipment utilizing the more advanced DSP technology, which provides high accuracy and long-term stability. These features have allowed us to greatly improve the scope, density and number of functions that can be performed on a single phone line, microwave link or direct line.

Sales of these products are made by the same agents who sell our GEN-1 products, but are also directed to encompass more sophisticated users with larger amounts of data and control points. The mechanical configuration of the "98" series is more compact, permitting more equipment in a given space, while performing many more functions when it is connected to the "40" Series. The "68" Series is the "98" Series repackaged mechanically specifically for customers with older systems permitting them to upgrade their systems to DSP technology. The "40" Series, when connected to the "98" or "68" in the same chassis, permits the continuous monitoring of variable data.

Typical applications for these products include transmission of the variable data (such as volume, temperature, pressure and moisture) for water, gas, industrial gases, oil, gasoline, transportation equipment and telephone exchanges, and for use at airports, tunnels and bridges and for security and electricity systems.

MULTIPLEX SUPERVISORY (IM) CONTROL SYSTEM

This product is a response to the cost and scarcity of dedicated phone lines (connections whereby the phone link is dedicated to one subscriber), and enables customers with high volumes of supervisory data (where many functions are monitored from a single site) to transmit data on fewer phone lines (i.e., with more data per channel, up to a maximum of 30 channels per line).

Using the "98" DSP Series as its communications link, we designed the Multiplexer Supervisory Control System to handle 8 times the normal capacity per channel. The microprocessor-based system allows a single telephone line to handle up to 900 data inputs. This product line because of its data density capability, may be utilized for a very broad range of applications. This product has only recently been introduced and our sales efforts for it are being conducted through its existing independent manufacturers sales representatives.

FIBER OPTIC LINK AND DATA MODEM

The expansion of fiber lines by our customers and their need to switch equipment from phone lines to fiber prompted us to design and introduce a fiber-optic-coupler line to interface with the many different fiber heads. In addition to complete data interface couplers we launched a series of 1200 Baud Modems (Industrial Grade) for operation under the same environmental specifications in line with our products.

OUR STRATEGY

Our strategy is to develop new commercial markets by continuing to develop new products and enhance existing products to improve both its market share and competitive position. Growth in commercial sales is expected to come through internal growth of existing products, new product introductions and the expansion of regional markets to meet the growing needs of our customers for more sophisticated and comprehensive products and services.

MARKETING AND SALES

In general, our products are marketed through telemarketing and customer contacts by our President and through independent manufacturing sales representatives and distributors.

COMPETITION

The market for our products and staffing services is very competitive. There are several companies engaged in providing the services and in the manufacturing the products of the type produced by us, most of which are substantially larger and have substantially greater name recognition or greater financial resources and personnel. The major competitive factors include availability of personnel, product quality, reliability, price, service and delivery.

Competition is expected to continue and intensify. The market is also characterized by rapid technological changes and advances. We would be adversely affected if our competitors introduced technology superior products or offered these products and services at significantly lower prices than our products.

LARGEST CUSTOMERS

Our major customers during fiscal 2005 were Bonneville Power Authority and The U.S. Military. Sales to these customers totaled $342,271. None of these customers has or had any material relationship other than business with the Company.

INVENTORY

RAW MATERIALS

We believe that we have adequate sources of raw materials available for use in our business. Our products are assembled from a variety of standard electronic components, such as integrated circuits, transformers, transistors, passive components (i.e., resistors, capacitors and inductors), diodes and assorted hardware, such as, printed circuit boards, connectors and faceplates. We are not dependent upon any single supplier. We also purchase a number of other electronic components and sub-assemblies from various suppliers.

In the past, we manufactured and held in our inventory finished products pursuant to the military specifications and based upon the military forecast for future quantities and delivery schedules. Widespread military procurements were discontinued as a result of the end of the cold war and the downsizing of the military establishment. Consequently, management made a decision to write off a substantial amount of the military inventory in 2001 and 2002. As a result, we no longer manufacture military products in advance. Rather, we only schedule production as purchase orders are received.

MANUFACTURING

The Company assembles, under normal workload conditions, the product it sells; however, to accommodate the peak demands that occur from time to time, we can engage a number of subcontractors to assemble boards to our specifications. All assemblies, however, are inspected and fully tested by our quality, engineering and testing departments. We maintain test equipment and every product is burned-in (i.e., each product is run at full power for 48 hours) and tested prior to shipment.

WARRANTY AND SERVICE

We provide a twelve-year warranty on our products, which covers parts and labor. The Company, at its option, repairs or replaces products that are found defective during the warranty period providing proper preventive maintenance procedures have been followed by customers. Repairs that are necessitated by misuse of such products are not covered by our warranty.

In cases of defective products, the customer typically returns them to our facility in Somerville, New Jersey. Our service personnel then replace or repair the defective items and ship them back to the customer. Generally all servicing is completed at our plant and customers are charged a fee for those service items that are not covered by the warranty. We do not offer our customers any formal written service contracts.

RESEARCH AND DEVELOPMENT

During fiscal years 2003-2004 and 2004-2005, we invested approximately $93,984 and $177,338, respectively, in product development.

During fiscal year 2001-2002, we invested approximately $800,000 for product development and amortization of product costs.

During fiscal 2000-2001, we proceeded with the design of the PDR-2000 8 channel digital transfer trip communications product. During fiscal 2001-2002 we invested approximately $774,757 to complete its design of the PDR-2000, eight-channel digital transfer trip communications.

The Company also developed a new platform for its GEN-1 products allowing for its use by the Canadian utilities.

PATENTS AND TRADEMARKS

We do not have any patents covering any of our present products. We do not have any registered trademarks. We use the name INIVEN for our commercial products. We believe that this name is recognized in our industry. We believe that our prospects are dependent primarily on our ability to offer our customers high quality, reliable products at competitive prices rather than on our ability to obtain and defend patents and trademarks. We do not believe that our INIVEN name is of material importance to the Company's business.

GOVERNMENTAL REGULATION

Our manufacturing facilities are subject to numerous existing and proposed federal and state regulations designed to protect the environment, establish occupational safety and health standards and cover other matters. We believe that our operations are in compliance with existing regulations and we do not believe that such compliance has had or will have any material effect upon our capital expenditures, earnings or competitive position. With respect to military sales, we are not subject to any special regulations. The products manufactured are done so in accordance with accepted commercial practices.

EMPLOYEES

As of July 31, 2005, we employed 13 persons on a full-time basis, including two in management, two in sales, one clerical, one in accounting, one in purchasing, three in engineering and five in production. We have enjoyed good labor relations.

None of our employees are represented by a labor union or bound by a collective bargaining agreement. We have never suffered a work stoppage. We believe our future success will depend, in part, on our continued ability to recruit and retain highly skilled management, marketing and technical personnel.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with our financial statements and their notes appearing elsewhere in this prospectus.

Subsequent to July 31, 2004, the remaining principal balance of $1,094,000 from the issuance of convertible debentures during the fiscal year ended July 31, 2004, was converted into 1,032,076 common shares. Additionally, warrants expiring April 26, 2011 were exercised resulting in the issuance of 270,000 common shares in exchange for $429,300.

On July 29, 2004, the Company entered into a subscription agreement with a group of investors for common stock and warrants to purchase shares of common stock. The Company sold to the investors 479,000 shares of common stock and 200,000 warrants with an exercise price of $1.84, which expire on July 30, 2029. The Company received $688,500 in exchange for the shares and warrants. The warrants were valued using the Black-Scholes option valuation model with a resulting allocation of the aggregate proceeds from the subscription attributable to the warrants of $399,401. The following assumptions were utilized to value the warrants: price per share of common stock of $1.84; expected life of five years; expected volatility of 149%; a risk free interest rate of 3.7% and an expected yield of 0.0%.

On February 15, 2005 the above 200,000 warrants were exercised and the Company received proceeds of $367,500.

The Company entered into a subscription agreement, dated December 3, 2004, with nine investors relating to the issuance and sale, in a private placement exempt from the registration requirements of the Securities Act of 1933 as amended. On February 16, 2005, the private placement was completed and the company issued 1,369,355 shares of its common stock at price of $3.10 per share and warrants to purchase 684,678 shares of the Company's common stock, which may be exercised for a period commending on January 20, 2006 and terminating on the fifth anniversary of the issuance of such warrant and have an exercise price of $1.25 per share. The Company received gross proceeds of $4,245,000 and net proceeds of $3,685,650 before deducting attorneys' fees, printing fees and other miscellaneous fees related to the private placement. First Montauk acted as Selling Agent in the private placement. Pursuant to the Selling Agent Agreement between the Company and First Montauk, First Montauk was paid a cash fee of $424,500 (10% of the aggregate purchase price of the common stock sold to the Subscribers) and also received $127,350 as a non-accountable expense allowance. The Company also issued First Montauk, including certain of its employees and affiliates warrants to purchase an aggregate of 273,871 shares of its common stock on the same terms as those issued to Subscribers.

On July 19, 2005 (the "Closing Date"), the Company entered into a Subscription Agreement with five investors relating to the issuance and sale, in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended. Pursuant to the Subscription Agreement, the company issued 1,200,000 shares of its common stock at a price of $1.25 per share and warrants to purchase 1,200,000 shares of the Company's common stock at a price of $1.6892 per share which are exercisable for a period commencing six months from the Closing Date and terminating on the fifth anniversary of the issuance of such warrant. The Company received gross proceeds of $1,500,000 and net proceeds of $1,339,993.50 before deducting attorneys' fees, printing fees and other miscellaneous fees related to the private placement. First Montauk Securities Corp. ("First Montauk") acted as Selling Agent in the private placement. Pursuant to the Selling Agent Agreement between the Company and First Montauk, First Montauk was paid a cash fee of $150,000 (10% of the aggregate purchase price of the common stock sold to the Subscribers). The Company also issued First Montauk, including First Montauk's employees and affiliates, a warrants to purchase an aggregate of 240,000 shares of its common stock on the same terms as those issued to Subscribers.

The Quarter Ended July 31, 2006 Compared to the Quarter Ended July 31, 2003

A summary of income, costs and expenses for the six months ended January 31, 2006 and 2005 follows:

                                                                   January 31,
                                                             2006            2005
                                                          ------------    ------------
Product Revenues                                          $    254,213    $    248,680
Costs and expenses                                           1,664,612       1,134,839
                                                          ------------    ------------
Net Loss from Continuing Operations before Income Taxes     (1,410,399)       (886,159)
                                                          ------------    ------------

Benefit from Income Taxes                                            0         246,723
Other income (expense)                                          58,286           7,303
                                                          ------------    ------------

Net (Loss) from continuing operations                     $ (1,352,113)   $   (632,133)

                                                          ------------    ------------
Loss Attributable to Common Shareholders                  $ (1,352,113)   $   (632,133)
                                                          ============    ============

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2006

      Product revenues for the three months ended January 31, 2006 totaled $ 66,275 representing a net decrease of 4% or $ 2,765 from $ 69,040 reported for the same three-month period last year. The Company's Iniven division reported an increase of $ 23,699 in commercial sales of its PDR2000 and PTR1500 systems that was offset by a decrease of $26,464 in military contract orders. Product revenues for the six months ended January 31, 2006 totaled $ 254,213 representing a net increase of 2% or $ 5,533. from $ 248,680 reported for the six-month period last year.

      Product Cost for the three months ended January 31, 2006 totaled $ 57,303 or 86.5% of product revenue. Product cost for the period decreased 19.8% or $ 14,192 as compared to the three months ended January 31, 2005. Product Cost decreased as a result of a combination of factors including outsourcing and semi-automation. Product cost for the six months ended January 31, 2006 totaled $ 140,789 or 55.4% of product revenue. Product cost for the six-month period decreased 28.7% or $ 56,754 as compared to the six-month period ended January 31, 2005.

      Gross profit for products for the three months ended January 31, 2006 amounted to $ 8,972 or 13.5% of product revenue as compared to a loss of $ 2,455 or -3.6% of product revenue for the three months ended January 31, 2005. The Company attributes this increase in gross profit for products directly to the improved product cost. Gross Profit for the six-month period amounted to $ 113,424 or 44.6% of product revenue compared to $ 51,137 or 20.5% of product revenue for the six months ended January 31, 2005.

      Selling, general and administrative expenses increased by $ 160,145 for the three months ended January 31, 2006 as compared to the three months ended January 31, 2005. This increase over the three month period ended January 31, 2006 is primarily the result of an increase in the non-cash Stock Compensation expense which the Company incurred as a result of issuing an aggregate of 350,000 shares of its common stock to its directors, employees and officers. Selling, general and administrative expenses increased by $ 586,527 for the six months ended January 31, 2006 as compared to the six months ended January 31, 2005.

      As a result of the foregoing, the Company reported a net loss from continuing operations of ($ 662,102) or ($0.09) per share compared to a Loss of ($ 512,847) or ($0.12) per share for the three months ended January 31, 2006 and 2005, respectively. The Company reported a net loss from continuing operations of ($1,352,113) or ($ 0.18) per share compared to a Loss of ($ 632,133) or ($ 0.16) per share for the six months ended January 31, 2006 and 2005, respectively.

LIQUIDITY AND FINANCIAL CONDITION

      Inventories from the Company's product segment increased from $1,870,212 at July 31, 2005 to $1,978,908 for the quarter ended January 31, 2006, an increase of $ 108,696, which is primarily attributed to the introduction of the Company's CM-100 product line.

      Accounts Receivable decreased to $ 23,688 for the six months ended January 31, 2006 from $89,194 as of July 31, 2005. The decrease is attributed to reduced sales.

      The Company expects to meet its cash requirements for the next 12 months through existing cash balances and cash generated from operations.

Fiscal Year Ended July 31, 2005 Compared to July 31, 2004

Product revenue for the fiscal year ended July 31, 2005 totaled $549,222 a decrease of 42.9% or $413,786 from $963,008 reported for fiscal year ended July 31, 2004. The Company attributed the decrease in product revenue to delayed and extended deliveries, and a decrease in orders. Subsequent to the events of September 11, 2001, utilities were required to upgrade security on newly developed products such as the PDR-2000 system. This extensive re-design and testing resulted in extended delivery dates to customers. The company also saw a decrease in military contract orders.

Product cost for the fiscal year ended July 31, 2005 totaled $494,605, a decrease of 45.8% or $418,956 from $913,561 reported for fiscal year ended July 31, 2004. The decrease in product cost is a direct result of a decrease in sales orders.

Gross profit for products for the years ended July 31, 2005 and July 31, 2004 totaled $54,617 and $49,447, respectively, representing 10.0% and 5.1% of product revenue. The increase in gross profit for products is attributed to the product mix, whereby Conolog produced established products with lower cost margins and, in part, to outsourcing.

General and Administrative expenses for the years ended July 31, 2005 and July 31, 2004 totaled $2,498,039 and $4,366,919, respectively. The Company attributes the decrease of $1,868,880 in general and administrative expense, in part, to the decrease in stock-based compensation; however, this decrease was partially off-set by (i) salaries paid to officers in fiscal 2005 which had not been paid in fiscal 2004; (ii) reinstatement of certain employee benefits, which had been suspended in fiscal 2004; and (iii) an increase in expenses related to increased sales and marketing efforts. At a meeting on February 10, 2005, the Company's shareholders approved a proposal that authorized the Company's Board to issue from time-to-time an aggregate of 350,000 shares of the Company's common stock to its directors and employees, including its officers, and on February 10, 2005, the Company's Board of Directors granted an aggregate of 350,000 shares of the Company's common stock to its directors and employees, including its officers. At the Annual Meeting of Shareholders of the Company held on June 25, 2003, the Company's shareholders approved a proposal that authorized the Company's Board to issue from time-to-time an aggregate of

800,000 shares to the Company's officers and/or directors. In April 2004, the Board granted an aggregate of 800,000 shares of the Company's common stock to its directors and officers. Stock grants to the Company's employees, officers and directors are an expense which is reflected as a part of the Company's general and administrative costs. The amount of this expense is determined by multiplying the number of shares granted by the closing price of the Company's common stock as reported on the Nasdaq Capital Market on the day before the grant Stock-based compensation expenses for the year ended July 31, 2005 was $547,750, which was a decrease of $3,044,250 from the $3,592,000 in stock-based compensation expenses for the fiscal year ended July 31, 2004.

Research and development expenses for the fiscal year ended July 31, 2005 increased $83,354 over fiscal 2004 to $177,338 resulting in upgrades to the PDR 2000, a high speed communications system for use in electric power transmission pilot protection schemes, and the development of a new CM-100 product were completed during the year.

The Company's interest income for the fiscal year ended July 31, 2005 totaled $58,154 compared to $7,034 for fiscal year ended July 31, 2004. The totals for fiscal years 2005 and 2004 include interest income derived from the Company's interest bearing accounts through several banks.

The Company's interest expense for the fiscal year ended July 31, 2005 totaled $23,371, compared to $1,220,960 for fiscal year ended July 31, 2004. The Company's interest expense for fiscal 2004 includes $1,200,000 of detachable warrants issued with a convertible debt having a beneficial conversion option. The value assigned to these warrants was recorded as interest expense and not amortized.

As a result of the foregoing, the Company reported a net loss from continuing operations of $2,987,329 or $ .59 per share for fiscal 2005, compared to a net loss from continuing operations of $6,275,886 or $ 4.08 per share for fiscal 2004.

The net loss from discontinued operations for fiscal year ended July 31, 2004 totaled $222,404. The discontinued operations were a result of the sale of the Company's Atlas Design subsidiary. The decision to sell the component was based on the intensely competitive and highly fragmented nature of the placement services business.

Fiscal Year Ended July 31, 2004 Compared to July 31, 2003

(Comparison does not include Atlas Design, which provided placement services, was sold during the fiscal year 2004 and is reported as a discontinued operation at July 31, 2004.)

Product revenue for the fiscal year ended July 31, 2004 totaled $963,008, a increase of 59.4% or $358,744 from $604,264 reported for fiscal year ended July 31, 2003. The Company attributed the increase in product revenue to increased orders for its Series PTR-1500 high speed communications system.

Product cost for the fiscal year ended July 31, 2004 totaled $913,561, an increase of 159% or $561,336 from $352,225 reported for fiscal year ended July 31, 2003. The Company attributes the increase in product cost to the increase in sales of the PTR-1500 and to the write down of additional obsolete inventory in the amount of $ 263,700. Gross profit for products for the years ended July 31, 2004 and July 31, 2003 totaled $49,447 and $252,039, respectively, representing 5.1% and 41.7% of product revenue. The decrease in gross profit for products is attributed to the product mix and the additional write down of obsolete inventory.

General and Administrative expense for the years ended July 31, 2004 and July 31, 2003 totaled $4,366,199 and $1,579,196, respectively. The Company attributed the increase of $2,787,723 in selling, general and administrative expense to a higher commission expense, additional trade show costs and increased professional fees due to compliance with increased regulations under the Sarbanes-Oxley Act. At the Annual Meeting of Shareholders of the Company held on June 25, 2003, the Company's shareholders approved a proposal that authorized the Company's Board to issue from time-to-time an aggregate of 800,000 shares to the Company's officers and/or directors. In April 2004, the Board granted an aggregate of 800,000 shares of the Company's common stock to its directors and officers. Stock grants to the Company's employees, officers and directors are an expense which is reflected as a part of the Company's general and administrative costs. The amount of this expense is determined by multiplying the number of shares granted by the closing price of the Company's common stock as reported on the Nasdaq Capital

Market on the day before the grant. Stock-based compensation expenses for the year ended July 31, 2004 was $3,592,000, which was a increase of $3,148,865 from the $443,135 in stock-based compensation expenses for the fiscal year ended July 31, 2003.

Research and development expenses for the fiscal year ended July 31, 2004 totaled $93,984. The development of the PDR 2000, a high speed communications system for use in electric power transmission pilot protection schemes, was completed during the year.

The Company's interest income for the fiscal year ended July 31, 2004 totaled $7,034 compared to $13,711 for fiscal year ended July 31, 2003. The totals for fiscal years 2004 and 2003 include interest income derived from the Company's interest bearing accounts through several banks. The decrease in interest income reflects the Company's proactive purchasing policy of seeking benefits through purchasing agreements.

The Company's interest expense for the fiscal year ended July 31, 2004 totaled $1,220,960, compared to $17,432 for fiscal year ended July 31, 2003. The Company's interest expense for fiscal 2004 includes $ 1,200,000 of detachable warrants issued with a convertible debt having a beneficial conversion option. The value assigned to these warrants was recorded as interest expense and not amortized. The Company's interest expense for fiscal 2003 was due to interest payments on the Company's line of credit through Unity Bank; the maturity date of this line of credit was December 17, 2003.

As a result of the foregoing, the Company reported a net loss from continuing operations of $ 6,275,886 or $ 4.08 per share for fiscal 2004, compared to a net loss from continuing operations of $ 1,256,405 or $ 1.38 per share for fiscal 2003.

The net loss from discontinued operations for fiscal year ended July 31, 2004 totaled $222,404 and $124,708 for fiscal year ended July 31, 2003. The discontinued operations were a result of the sale of the Company's Atlas Design subsidiary. The decision to sell the component was based on the intensely competitive and highly fragmented nature of the placement services business.

The Six Months Ended January 31, 2006 (unaudited) compared to January 31, 2005 (unaudited)

Product revenues for the six months ended January 31, 2006 totaled $ 254,213 representing a net increase of 2% or $ 5,533. from $ 248,680 reported for the six-month period last year. The Company's Iniven division reported an increase in commercial sales of its PDR2000 and PTR1500 systems.

Product cost for the six months ended January 31, 2006 totaled $ 140,789 or 55.4% of product revenue. Product cost for the six-month period decreased 28.7% or $ 56,754 as compared to the six-month period ended January 31, 2005. Product Cost decreased as a result of a combination of factors including outsourcing and semi-automation.

Gross Profit for the six month period amounted to $ 113,424 or 44.6% of product revenue compared to $ 51,137 or 20.5% of product revenue for the six months ended January 31, 2005. The Company attributes this increase in gross profit for products directly to the improved product cost.

Selling, general and administrative expenses increased by $ 160,145 for the three months ended January 31, 2006 as compared to the three months ended January 31, 2005. This increase over the three month period ended January 31, 2006 is primarily the result of an increase in the non-cash Stock Compensation expense which the Company incurred as a result of issuing an aggregate of 350,000 shares of its common stock to its directors, employees and officers. Selling, general and administrative expenses increased by $ 586,527 for the six months ended January 31, 2006 as compared to the six months ended January 31, 2005.

As a result of the foregoing, the Company reported a net loss from continuing operations of ($ 662,102) or ($0.09) per share compared to a Loss of ($ 512,847) or ($0.12) per share for the three months ended January 31, 2006 and 2005, respectively. The Company reported a net loss from continuing operations of ($1,352,113) or ($ 0.18) per share compared to a Loss of ($ 632,133) or ($ 0.16)
per share for the six months ended January 31, 2006 and 2005, respectively.

LIQUIDITY AND CAPITAL RESOURCES AS OF JULY 31, 2005

Working capital at July 31, 2005 was $5,281,191 compared to $285,360 at year ended July 31, 2004. The increase in the working capital is attributed to the sale of Company's stock in private placements.

Accounts receivable have decreased from $148,171 at July 31, 2004 to $89,194 at July 31, 2005. This decrease of $58,977 is the result of decreased sales during the 4th quarter.

LIQUIDITY AND CAPITAL RESOURCES AS OF JANUARY 31, 2006 (UNAUDITED)

Inventories from the Company's product segment increased from $1,870,212 at July 31, 2005 to $1,978,908 for the quarter ended January 31, 2006, an increase of $ 108,696, which is primarily attributed to the introduction of the Company's CM-100 product line.

Accounts Receivable decreased to $ 23,688 for the six months ended January 31, 2006 from $89,194 as of July 31, 2005. The decrease is attributed to reduced sales.

The Company expects to meet its cash requirements for the next twelve months through existing cash balances and cash generated from operations. In addition, the Company believes that it can obtain financing from institutional investors secured by its assets, if necessary.

INFLATION

Management believes that the results of operations have not been affected by inflation and management does not expect inflation to have a significant effect on its operations in the future.

CRITICAL ACCOUNTING POLICIES

The Company's consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements and reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management uses its best judgment in valuing these estimates and may, as warranted, solicit external professional advice and other assumptions believed to be reasonable. The following critical accounting policies, some of which are impacted significantly by judgments, assumptions and estimates, affect the Company's consolidated financial statements.

REVENUE RECOGNITION

Revenue is recorded in accordance with the guidance of the SEC's Staff Accounting Bulletin (SAB) No. 104, which supercedes SAB No. 101. Revenue from product sales are recognized at the time of shipment (when title and risks and rewards of ownership have passed) upon fulfillment of acceptance terms; products are not sold on a conditional basis. Therefore, when delivery has occurred the sale is complete as long as the collection of the resulting receivable is probable.

Revenue for services provided under time and material contracts are recognized as services are provided by the temporary, contract or leased employees. Revenue from direct placements or "fixed fee contracts" is recognized at the time the candidate begins the first full day after the completion of a 30-day contingency period. Revenue from permanent placements, which are also considered fixed fee contracts, is recognized at the time the candidate begins the first full day after the completion of a required amount of temporary hours as stipulated in the Temp to Perm contract.

RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The preparation of financial statements requires our management to make estimates and assumptions relating to the collectivity of our accounts receivable. Management specifically analyzes historical bad debts, customer credit worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. The Company has a concentration risk in trade accounts receivable with significant sales to the government and local agencies. The credit evaluation process has mitigated the credit risk, such losses have been minimal, and within management expectations.

INVENTORY VALUATIONS

Inventories are valued at the lower cost or market. Determined by a first-in, first-out ("FIFO") method.

The Company's products are used in radio and other transmissions, telephone and telephone exchanges, air and traffic controls, automatic transmission of data for utilities, tele-printing of transmission data such as news and stock market information and for use by electric utilities in monitoring power transmissions lines for faults and/or failures.

The Company currently manufactures and supports over 400 products and assemblies that have been in the market place since 1970. The Company's inventory represents approximately 10,000 different components and 2,500 assemblies.

The Company's inventory falls into three categories: Raw Materials, Work-in-Process and Finished Goods. Raw Materials represents components in their original packaging stored in a secured warehouse area, and may consist, in part, of face plates, PC boards, digital screen assemblies, guide rails, capacitors, terminals, power supplies, process ships, chassis and racks, relays, keypads and resistors. Work-in-Process represents components that have been requisitioned from the warehouse and are being assembled in the assembly areas. Depending on the configurations required by a customer, products are completed and tested within 8 to 10 business days. Finished Goods represents products that have been completed in connection with specific orders and are awaiting shipment. Finished Goods can consist of products like the PDR-2000, PTR-1500 and 1000, Gen 1, 98 and 68 series.

The Company provides a twelve-year warranty on all commercial products and is required by Government regulation to design and produce military products with a minimum 25-year operating life in addition to shelf life.

Every component, regardless of age, has been purchased to meet the above criteria and may be used in any and all above said assemblies. Management believes that this inventory, which is minimally adequate, is required to implement the Company's commitments to military requirements for present and delivered orders.

The Company, together with its independent auditors, following inventory analysis and repeated annual testing, established a 3-year rule for maintaining inventory, which dictates a write-down policy for inventory parts depending on their age. Based on the results of their testing and analysis, and also on their experience in the industry, the Company determined that components in its inventory have been used as infrequently as once in a three-year period. Any component used less frequently is deemed impaired and is assigned a value of zero.

At its annual audit, the Company considers the demand for its inventory in order to determine whether it has become impaired prior to the expiration of three years. The Company tests its inventory under its three-year rule and classifies as current assets only that amount of inventory it expects to realize in the next one-year operating cycles, the balance of the inventory is classified as non-current.

The current portion of our inventory falls into one of three categories: back-log on hand, long term contracts and price quoted items. The "back-log on hand" represents orders that have been received, have not yet been assembled and will be shipped within the next fiscal year. "Long term contracts" represent orders under a contract for the delivery of products over a 2, 3, or 5 year period. Such contracts state a minimum and maximum quantity to be delivered in each year of the contract. For purposes of calculating our current portion of inventory for a fiscal year, we use the minimum quantity to be delivered for that year. "Price quoted items" represent requests from customers for the price of a product, which are presumed will become actual orders to be delivered within the next fiscal year.

The non-current portion of the inventory consists of the same or like components as the current portion, however, the Company does not project these components being used in production in the next fiscal period. The Company expects to realize the non-current portion of the inventory through its normal sales activity over the next two fiscal years. Any parts which have not been used for 3 years are valued at zero. Any parts, written down to a zero value under the 3-year rule, are maintained in inventory to satisfy the requirements under our long-term warranty programs.

We did not recognize any inventory impairment for the fiscal years ended July 31, 2004 and July 31, 2005.

While our inventory value at July 31, 2005 was approximately $ 1.8 million, the total of actual parts held in inventory exceeds $ 4.5 million.

WARRANTY

The Company provides a twelve-year warranty on its products; the warranty covers parts and labor. The Company, at its option, repairs or replaces products that are found defective during the warranty period providing proper preventive maintenance procedures have been followed by customers. Repairs necessitated by misuse of such products are not covered by our warranty.

In cases of defective products, the customer typically returns them to the Company's facility in Somerville, New Jersey. The Company's service personnel will replace or repair the defective items and ship them back to the customer. All servicing is completed at the Company's main facility and customers are charged a fee for those service items that are not covered by the warranty. We do not offer our customers any formal written service contracts.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future federal and state income taxes.

DESCRIPTION OF PROPERTY

Our principal executive offices are located at 5 Columbia Somerville, New Jersey. The space consists of approximately 7,000 square feet of which approximately 5,000 square feet is dedicated to manufacturing, production and testing and approximately 2,000 square feet is dedicated to administrative and storage needs. We rent our offices on a month-to-month basis and have not entered into a written lease with the landlord. We pay a monthly rent of $4,640. In the opinion of management, the space is adequately covered by insurance.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Robert Benou, our Chairman, Chief Executive Officer and Chief Financial Officer has made a series of loans to the Company. The Company repaid $103,000 of the principal balance during the fiscal year ended July 31, 2004. The Company repaid the remaining principal balance of $166,929, and paid $23,371 in simple interest at 4% over the life of the loans, during the fiscal year ended July 31, 2005.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) Market Information. Our Common Stock is traded on the Nasdaq Capital Market, under the symbol CNLG.

The following table sets forth, for the periods indicated, the high and low prices of the Company's Common Stock traded on the Nasdaq Capital Market for fiscal years ended July 31, 2005, July 31, 2004 and for the first two quarters for the 2006 fiscal year.

                                            Common Stock
                                           -------------
                        Fiscal Year 2006   High    Low
                        ----------------   -----   -----
                        First Quarter      $2.13   $ .92
                        Second Quarter     $1.16   $ .85

                                            Common Stock
                                           -------------
                        Fiscal Year 2005    High    Low
                        ----------------   -----   -----
                        First Quarter      $6.61   $1.41
                        Second Quarter     $6.30   $3.40
                        Third Quarter      $4.29   $1.50
                        Fourth Quarter     $2.07   $1.46

                                            Common Stock
                                           -------------
                        Fiscal Year 2004    High    Low
                        ----------------   -----   -----
                        First Quarter      $1.45   $0.55
                        Second Quarter     $1.25   $0.73
                        Third Quarter      $8.77   $0.60
                        Fourth Quarter     $7.88   $1.65

(b) Holders. As of March 3, 2006 , our Common Stock was held by approximately 710 shareholders of record. Our transfer agent is Continental Stock Transfer & Trust Company, with offices at 17 Battery Place, 8th Floor, New York, New York, phone number (212) 509-4000. The transfer agent is responsible for all record-keeping and administrative functions in connection with the common shares of stock.

(c) Dividends. Holders of our common stock are entitled to receive such dividends as may be declared by our Board of Directors. Our Series A Preferred Stock provides for 4% dividends which were $111,483 ($0.72 per share) in arrears as of July 31, 2005. Our Series B Preferred Stock provides for cumulative dividends of $0.90 per share, which were $36,696 ($30.66 per share) in arrears as of July 31, 2005. To date, we have neither declared nor paid any dividends on our common stock or on our Preferred A or Preferred B shares. We anticipate that no such dividends will be paid in the foreseeable future. Rather, we intend to apply any earnings, if any, to the expansion and development of our business.

Any payment of cash dividends on any of its securities in the future will be dependent upon the future earnings of the Company, including its financial condition, capital requirement and other factors.

(d) Securities Authorized for Issuance Under Equity Compensation Plans.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth the information indicated with respect to our compensation plans under which our common stock is authorized for issuance.

----------------------------------------------------------------------------------------------------------------
                                                                                         Number of securities
                                                                                        remaining available for
                                                                  Weighted average       future issuance under
                            Number of Securities to be issued     exercise price of    equity compensation plans
                              upon exercise of outstanding      outstanding options,     (excluding securities
                               options, warrants and rights      warrants and rights   reflected in column (a))
                                           (a)                           (b)                      (c)
----------------------------------------------------------------------------------------------------------------
Equity compensation plans   On July 9, 2002 our stockholders             N/A                    190,000
approved by security        approved our 2002 Stock Option
holders                     Plan under which up to 190,000
                            shares of our common stock may be
                            granted to our employees,
                            directors and consultants. To
                            date, no options have been
                            granted under this plan. The
                            exercise price of options granted
                            under the 2002 Stock Option Plan
                            will be the fair market value of
                            our common stock on the date
                            immediately preceding the date on
                            which the option is granted.
----------------------------------------------------------------------------------------------------------------
Equity compensation plans                  N/A
not approved by security
holders
----------------------------------------------------------------------------------------------------------------
   Total                                 190,000
----------------------------------------------------------------------------------------------------------------

EXECUTIVE COMPENSATION

The following table sets forth the total compensation paid to, accrued and forgiven by each executive for each of our last three completed fiscal years.

SUMMARY COMPENSATION TABLE

The table below reflects information concerning the annual compensation for the fiscal years ended July 31, 2005, 2004, and 2003 of those persons who were, as of July 31, 2005, (a) the Chief Executive Officer, and (b) the four most highly compensated executive officers to the extent that such persons, total annual salary and bonus exceeded $100,000.

--------------------------------------------------------------------------------------------------------------------
                          Annual Compensation                                     Long-Term Compensation
--------------------------------------------------------------------------------------------------------------------
                                                                         Closing Price of
                                                                          Common Stock on  Securities
                            Fiscal                           Restricted   the Date of the  Underlying
                           Year-End                            Stock     Restricted Stock   Options/       Other
Name and Principal        (July 31)   Salary      Bonus       Awards(3)       Award          SARS (4)   Compensation
--------------------------------------------------------------------------------------------------------------------
Robert Benou, Chairman,      2005    $323,333   $125,000(1)    85,000         $3.13             0       $  18,000***
Chief Executive Officer,  ------------------------------------------------------------------------------------------
Chief Financial Officer      2004    $312,000*         0      390,000         $4.49             0       $  12,780***
and Director              ------------------------------------------------------------------------------------------
                             2003    $291,666*         0            0         $0.00             0       $  12,780***
--------------------------------------------------------------------------------------------------------------------
Marc Benou, President,       2005    $111,000** $ 60,000(2)    80,000         $3.13             0
Chief Operating Officer,  ------------------------------------------------------------------------------------------
Secretary and Director       2004    $ 98,500**        0      340,000         $4.49             0
                          ------------------------------------------------------------------------------------------
                             2003    $ 91,333**        0            0         $0.00             0
--------------------------------------------------------------------------------------------------------------------
Thomas Fogg,                 2005    $ 40,602          0       20,000         $3.13             0
Vice President -          ------------------------------------------------------------------------------------------
Engineering                  2004    $ 40,602          0            0         $   0             0
                          ------------------------------------------------------------------------------------------
                             2003    $ 40,602          0       50,000         $1.08             0
--------------------------------------------------------------------------------------------------------------------

* For the fiscal year ended July 31, 2003, Robert Benou forgave his entire salary for such fiscal year and for the fiscal year ended July 31, 2004, Mr. Benou forgave his entire salary for such fiscal year.

** For the fiscal year ended July 31, 2003, Marc Benou forgave $54,644 of his salary and for the fiscal year ended July 31, 2004, Mr. Benou forgave $63,500 of his salary.

*** Other compensation consisted of a car allowance.

(1) During the fiscal year ended July 31, 2005, the independent members of the Company's Board of Directors approved the grant of a $125,000 bonus to Robert Benou. The Company began paying Mr. Benou's 2005 bonus in September 2005, in monthly installments of $9,000, which may increase depending on the Company's cash requirements. Mr. Benou's entire bonus of $125,000 will be paid in the next fiscal year. The Company is recording the liability in fiscal year-ended July 31, 2005 because the bonus was paid for Mr. Benou's contributions to the Company during the 2005 fiscal year.

(2) During the fiscal year ended July 31, 2005, the independent members of the Company's Board of Directors approved the granting of a $60,000 bonus to Mr. Marc Benou. The Company paid Mr. Benou's bonus in two installments of $30,000 in August and September 2005, respectively. The Company is recording the liability in fiscal year-ended July 31, 2005 because the bonus was paid for Mr. Benou's contributions to the Company during the 2005 fiscal year.

(3) On February 10, 2005, our shareholders approved the granting of 350,000 shares of our Common Stock to our directors, officers and employees. As of July 31, 2005, all of these shares have been granted.

(4) On July 9, 2002 our shareholders approved our 2002 Stock Option Plan under which up to 190,000 shares of our Common Stock may be granted to our employees, directors and consultants. To date, no options have been granted under this plan. The exercise price of options granted under the 2002 Stock Option Plan will be the fair market value of our Common Stock on the date immediately preceding the date on which the option is granted.

EMPLOYMENT AGREEMENTS

Mr. Robert Benou is serving under an employment agreement commencing June 1, 1997 and ending May 31, 2002, which pursuant to its terms renews for one-year terms until cancelled by either the Company or Mr. Benou. As of August 1, 2005, Mr. Benou's annual base salary is $350,000 and increases by $20,000 on June 1st of each year. In addition, Mr. Benou is entitled to an annual bonus equal to 6% of the Company's annual "income before income tax provision" as stated in its annual Form 10-KSB. The employment agreement also entitles Mr. Benou to the use of an automobile and to employee benefit plans, such as, life, health, pension, profit sharing and other plans. Under the employment agreement, employment terminates upon death or disability of the employee and the employee may be terminated by the Company for cause.

Mr. Marc Benou is serving under an employment agreement commencing June 1, 1997 and ending May 31, 2002, which pursuant to its terms renews for one-year terms until cancelled by either the Company or Mr. Benou. As of August 1, 2005, Mr. Benou's base salary is $112,000 and he receives annual increases of $6,000. Mr. Benou is entitled to an annual bonus equal to 3% of the Company's annual "income before income tax provision" as stated in its annual Form 10-KSB. The employment agreement also entitles Mr. Benou to the use of an automobile and to employee benefit plans, such as; life, health, pension, profit sharing and other plans. Under the employment agreement, employment is terminated upon death or disability of the employee and employee may be terminated by the Company for cause.

CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On September 13, 2004, Rosenberg Rich Baker Berman & Company ("Rosenberg Rich Baker") resigned and provided written notice to us that the auditor-client relationship had ceased.

The reports of Rosenberg Rich Baker on the consolidated financial statements of the fiscal years ended July 31, 2004 and July 31, 2003, the Company and its subsidiaries for the Company's last two fiscal years did not contain an adverse opinion or a disclaimer of opinion, nor were they modified as to uncertainty or audit scope or accounting principles. The decision to resign was made by Rosenberg Rich Baker and, accordingly, no action was taken by the Company's audit committee to recommend or approve this change of accountants.

During the fiscal years ended July 31, 2004 and July 31, 2003 and the subsequent interim period through September 13, 2004, there were no disagreements between the Company and Rosenberg Rich Baker on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which, if not resolved to Rosenberg Rich Baker's satisfaction, would have caused Rosenberg Rich Baker to make reference to the subject matter of the disagreements in its report on the Company's financial statements for such periods. In addition, during the Company's fiscal years ended July 31, 2004 and July 31, 2003, the subsequent interim period through September 13, 2004, Rosenberg Rich Baker did not advise the Company that: (i) internal controls necessary to develop reliable financial statements did not exist; (ii) information has come to Rosenberg Rich Baker's attention which made it unwilling to rely on management's representations or unwilling to be associated with the financial statements prepared by management; or that (iii) the scope of the audit should be expanded significantly, or information has come to the attention of Rosenberg Rich Baker that it has concluded will, or if further investigated might, materially impact the fairness or reliability of a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent audited financial statements and the issue was not resolved to the satisfaction of Rosenberg Rich Baker prior to its resignation or dismissal.

As of September 21, 2004, the Company engaged Bagell, Josephs, Levine & Company, L.L.C. ("Bagell Josephs") as the independent accountant for the Registrant to audit the Company's financial statements.

Prior to engaging the new accountant, neither the Registrant nor any one on the Company's behalf consulted with the new accountant on any matter except to ascertain whether the accountant had the time and resources to accept the Company as a new client.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statement and other information with the Securities and Exchange Commission. You may read and copy any report and any document we file with the Commission at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, we file electronic versions of these documents on the Commission's Electronic Data Gathering Analysis and Retrieval, or EDGAR, System. The Commission maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information filed with the Commission.

We have filed a registration statement on Form SB-2 with the Commission to register shares of our common stock to be sold by the Selling Stockholders. This prospectus is part of that registration statement and, as permitted by the Commission's rules, does not contain all of the information set forth in the registration statement. For further information with respect to us or our common stock, you may refer to the registration statement and to the exhibits and schedules filed as part of the registration statement. You can review a copy of the registration statement and its exhibits and schedules at the public reference room maintained by the Commission, and on the Commission's web site, as described above. You should note that statements contained in this prospectus that refer to the contents of any contract or other document are not necessarily complete. Such statements are qualified by reference to the copy of such contract or other document filed as an exhibit to the registration statement.

                         Unaudited Financial Statements
                      Conolog Corporation and Subsidiaries
                      Condensed Consolidated Balance Sheets

                                     ASSETS

                                                        Restated
                                                    January 31, 2006   July 31, 2005
                                                       (UnAudited)       (Audited)
                                                    ----------------   -------------
Current Assets
   Cash and cash equivalents                        $      4,277,886   $   4,471,072
   Accounts Receivable - net allowance
     for doubtful accounts of $ 1,000                         23,688          89,194
   Prepaid Expense                                            59,503          23,755
   Current portion of note receivable                         14,864          14,864
   Inventory                                                 900,000         900,000
   Other receivables                                         146,364         252,599

                                                    ----------------   -------------
   Total Current Assets                                    5,422,305       5,751,484
                                                    ----------------   -------------

Property, Plant and Equipment
   Machinery and equipment                                 1,360,601       1,358,601
   Furniture and fixtures                                    423,342         423,342
   Computer software                                         147,203         147,203
   Leasehold improvements                                     30,265          30,265
                                                    ----------------   -------------
   Toltal Property, Plant and Equipment                    1,961,411       1,959,411
   Less accumulated depreciation and amortization          1,892,603       1,868,405
                                                    ----------------   -------------
      Net Property, Plant & Equipment                         68,808          91,006
                                                    ----------------   -------------
Other Assets
   Inventory, net of current portion                       1,078,908         970,212
   Research and Development Cost                             156,060               -
   Deferred loan closing cost                                175,215
   Note receivable, net of current portion                   117,674         125,106
                                                    ----------------   -------------
   Total Other Assets                                      1,527,857       1,095,318
                                                    ----------------   -------------

                                                    ----------------   -------------
      Total Assets                                  $      7,018,970   $   6,937,808
                                                    ----------------   -------------

                      Conolog Corporation and Subsidiaries
                      Condensed Consolidated Balance Sheets

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                   Restated
                                                                               January 31, 2006   July 31, 2005
                                                                                  (Unaudited)       (Audited)
                                                                               ----------------   -------------
Current Liabilities
   Accounts payable                                                            $         39,479   $      46,650
   Accrued expenses                                                                                     248,643
   Accrued legal fees                                                                         -         175,000

                                                                               ----------------   -------------
      Total Current Liabilities                                                          39,479         470,293
                                                                               ----------------   -------------

Non-Current Liabilities
   Convertible Denbenture - net of discount of $ 447,520.                               802,480               -

                                                                               ----------------   -------------
      Total Liabilities                                                                 841,959         470,293
                                                                               ----------------   -------------

Stockholders' Equity

   Preferred stock, par value $ .50; series A; 4% cumulative; 162,000 shares
      authorized; 155,000 shares issued and outstanding                                  77,500          77,500

   Preferred stock, par value $ .50; Series B; $ .90 cumulative; 50,000
      shares authorized; 1,197 shares issued and outstanding                                597             597

   Common stock, par value $ .01; 20,000,000 shares authorized; 7,417,847 shares issued and outstanding at July 31, 2005 and January 31, 2006,
      respectively, including 220 shares held in treasury                                74,172          74,172

   Contributed capital                                                               35,904,252      35,425,721

   Retained (deficit)                                                              (29,739,873)     (28,391,938)

   Treasury shares at cost                                                            (131,734)        (131,734)

   Deferred compensation                                                                      -        (547,750)

   Prepaid consulting                                                                   (7,903)         (39,053)
                                                                               ----------------   -------------

      Total Stockholders' Equity                                                      6,177,011       6,467,515

                                                                               ----------------   -------------
      Total Liabilities and Stockholders' Equity                               $      7,018,970   $   6,937,808
                                                                               ================   =============

The accompanying notes are an integral part of the condensed consolidated financial statements

                               Conolog Corporation
                 Condensed Consolidated Statement of Operations
                                   (Unaudited)

                                                                   For the Three Months            For the Six Months
                                                                    Ended January 31,               Ended January 31,
                                                               ----------------------------    ----------------------------
                                                                   2006            2005            2006            2005
                                                               ------------    ------------    ------------    ------------
                                                                   Restated                        Restated
                                                               ------------                    ------------
Product Revenue                                                $     66,275    $     69,040    $    254,213    $    248,680

Cost of product revenue                                              57,303          71,495         140,789         197,543
                                                               ----------------------------    ----------------------------

      Gross Profit                                                    8,972          (2,455)        113,424          51,137

Selling, general and administrative                                 704,591         544,446       1,523,823         937,296
                                                               ------------    ------------    ------------    ------------

      Loss from operations                                         (695,619)       (546,901)     (1,410,399)       (886,159)
                                                               ------------    ------------    ------------    ------------

Other Income (Expenses)
   Interest income                                                   33,517           4,831          58,286           7,303
   Interest expense                                                                       -               -               -
                                                               ----------------------------    ----------------------------
   Total other income (expense)                                      33,517           4,831          58,286           7,303
                                                               ----------------------------    ----------------------------

Loss from continuing operations, before
      Income taxes                                                 (662,102)       (542,070)     (1,352,113)       (878,856)

Benefit from Income Taxes                                                 -          29,223               -         246,723
                                                               ----------------------------    ----------------------------
Loss from continuing operations                                $   (662,102)   $   (512,847)   $ (1,352,113)   $   (632,133)
                                                               ============================    ============================

                                                               ----------------------------    ----------------------------
Loss per share from continuing operations                      $      (0.09)   $      (0.12)   $      (0.18)   $      (0.16)
                                                               ----------------------------    ----------------------------

Weighted Average Number of
                                                               ----------------------------    ----------------------------
Shares of Common Stock Outstanding                                7,417,854       4,242,487       7,417,854       3,887,530
                                                               ============================    ============================

The accompanying notes are an integral part of the condensed consolidated financial statements

                               Conolog Corporation

                 Condensed Consolidated Statements of Cash Flows
               For the Six Months Ended January 31, 2006 and 2005
                                   (Unaudited)

                                                                 2006            2005
                                                             ------------    ------------
                                                               Restated
                                                             ------------
Cash Flows from Operating Activities:
      Net Loss                                               $ (1,352,113)   $   (632,133)

Adjustments to reconcile net loss to net cash (used in)
      operating activities:
      Depreciation                                                 24,198          24,352
      Amortization of deferred compensation                       547,750
      Amortization of prepaid consulting expense                   31,150        (124,535)
      Common stock issued for services                                  -         284,850
Changes in assets and liabilities:
      (Increase) decrease in accounts receivable                   65,506         114,062
      (Increase) decrease in other receivables                    106,235           2,478
      (Increase) decrease in inventories                         (108,696)        (12,241)
      (Increase) decrease in other current assets                 (35,749)       (267,099)
      (Increase) in deferred research and development            (156,060)              -
      (Increase) decrease in other assets                           7,432               -
      (Increase) in deferred loan closing cost)                  (140,025)
      Increase (decrease) in accounts payable                      (7,171)       (108,198)
      Increase (decrease) in accrued and other liabilities       (423,643)       (152,766)
                                                             ------------    ------------
      Net cash (used in) operating activities                  (1,441,186)       (871,230)

Cash Flows from Investing Activities:
      Purchase of equipment                                        (2,000)        (20,000)
                                                             ------------    ------------
      Net cash (used in) investing activities                      (2,000)        (20,000)

Cash Flows From Financing Activities:
                                                                                        -
      Repayment of loan from Officer                                              (75,000)
      Proceeds from issuance of Stock for warrants                      -         429,300
      Proceeds from convertible debenture                       1,250,000               -
                                                             ------------    ------------
      Net cash provided by financing activities:                1,250,000         354,300

                                                             ------------    ------------
Net Increase (Decrease) In Cash and Cash Equivalents             (193,186)       (536,930)

Cash and Cash Equivalents at Beginning of Period                4,471,072       1,119,767

                                                             ------------    ------------
Cash and Equivalents at End of Period                        $  4,277,886    $    582,837
                                                             ============    ============

Supplemental Disclosure of Cash Flow
      Non-cash - Warrants attributed to debenture            $     35,190    $          -
      Non-cash activities - Common stock for services        $          -    $    284,850
      Non-cash activities - Conversion of debentures         $          -       1,094,000

The accompanying notes are an integral part of the condensed consolidated financial statements

Note 1 - Unaudited Financial Statements

      This amendment is being filed to reflect the valuation of warrants issued with convertible debentures, (see Note 4). These condensed consolidated financial statements should be read in conjunction with the audited financial statements included in the Annual Report on Form 10-KSB for the year ended
July 31, 2005. Since certain information and footnote disclosures normally included in condensed financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to the instructions to Form 10-QSB of Regulation S-B as promulgated by the Securities and Exchange Commission, these condensed consolidated financial statements specifically refer to the footnotes to the consolidated financial statements of the Company as of July 31, 2005. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments and disclosures necessary for a fair statement of the financial position and results of operations and cash flows of the Company for the interim periods presented. Such adjustments consisted only of those of a normal recurring nature. Results of operations for the six months ended January 31, 2006 should not necessarily be taken as indicative of the results of operations that may be expected for the fiscal year ending July31, 2005.

Note 2 - Convertible Notes with Warrants

      Pursuant to a Subscription Agreement, the Company sold and issued to three Subscribers Convertible Notes having an aggregate principal balance of $ 1,250,000 which are convertible into 1,000,000 shares of common stock at a conversion price of $ 1.25 per share, and warrants to purchase 1,000,000 shares of common stock at a price of $ 0.9579 per share. Interest payable on these notes accrues at a rate of 5% per annum. The convertible notes and warrants have been recorded in compliance with APB-14.

      The $ 1,250,000 of proceeds attributed to the Convertible Debenture are recorded based upon their relative fair value. The value assigned to the warrants of $ 401,363 has been recorded as a discount to the convertible debenture. Additionally, the warrants valued at $ 0.9579 per share represents a Beneficial Conversion feature calculated at their intrinsic value and amounted to $ 46,157. This beneficial conversion feature has been recorded as a discount to the convertible debenture. This aggregate discount to the debt of $ 447,520 will be amortized over the life of the debt using the effective interest method. The amortization of Discount will begin effective February 1, 2006 as the convertible debentures were issued in the last week of the Company's fiscal quarter ending January 31, 2006.

Note 3 - Subsequent Events

      No events of a material nature

Note 4 - Restatement of Financial Results

The Company has restated its financial statements for the six months ended January 31, 2006. The restated financial results reflect the valuation of warrants issued with convertible debentures resulting in a decrease to net the loss of $ 140,025. The impact of this adjustment on the Company's financial results as originally reported is summarized below.

                                  Three Months Ended                   Six Months Ended
                                   January 31, 2006                    January 31, 2006
                            --------------------------------    --------------------------------
                                  As               As                As                As
                               Reported          Restated          Reported         Restated
                            --------------    --------------    --------------    --------------
Total Assets                $    6,843,755    $    7,018,970    $    6,843,755    $    7,018,970
Accumulated deficit            (29,879,898)      (29,739,873)      (29,879,898)      (29,739,873)
Net Loss                          (802,127)         (662,102)       (1,492,138)       (1,352,113)
Earnings (loss) per share            (0.11)            (0.09)            (0.20)            (0.18)

                      CONOLOG CORPORATION AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                             JULY 31, 2005 AND 2004

                                                                         Page(s)
                                                                        --------
Report of Independent Registered Public Accounting Firm                    F1

Consolidated Balance Sheets as of July 31, 2005 and 2004                 F2 - F3

Consolidated Statements of Operations for the Years Ended
   July 31, 2005 and 2004                                                  F4

Consolidated Statements of Changes in Stockholders' Equity for the
   Years Ended July 31, 2005 and 2004                                      F5

Consolidated Statements of Cash Flows for the Years Ended
   July 31, 2005 and 2004                                                F6 - F7

Notes to Consolidated Financial Statements                              F8 - F20

                    BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
                          Certified Public Accountants

                               High Ridge Commons
                                 Suites 400-403
                           200 Haddonfield Berlin Road
                           Gibbsboro, New Jersey 08026
                        (856) 346-2828 Fax (856) 346-2882

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Conolog Corporation
Somerville, New Jersey

We have audited the accompanying consolidated balance sheets of Conolog Corporation and Subsidiaries (the "Company") as of July 31, 2005 and 2004 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Conolog Corporation and its Subsidiaries as of July 31, 2005 and 2004, and the results of its operations, changes in stockholders' equity, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C. BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C. Certified Public Accountants

Gibbsboro, New Jersey

September 30, 2005

             MEMBER OF:   AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
                          NEW JERSEY SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
                          PENNSYLVANIA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

                      CONOLOG CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                             JULY 31, 2005 and 2004

                                     ASSETS

                                                             2005          2004
                                                         -----------   -----------
CURRENT ASSETS:
   Cash and cash equivalents                             $ 4,471,072   $ 1,119,768
   Accounts receivable - net of allowance for doubtful
      accounts of $1,000.                                     89,194       148,171
   Prepaid expenses                                           23,755            --
   Current portion of note receivable                         14,864         7,920
   Inventory                                                 900,000       500,000
   Other current assets                                      252,599        44,099
                                                         -----------   -----------
      Total Current Assets                                 5,751,484     1,819,958
                                                         -----------   -----------
Property, Plant and Equipment:
   Machinery and equipment                                 1,324,504     1,307,558
   Furniture and fixtures                                    423,342       409,459
   Automobiles                                                34,097        21,340
   Computer software                                         147,203       147,203
   Leasehold improvements                                     30,265        30,265
                                                         -----------   -----------
                                                           1,959,411     1,915,825
   Less: accumulated depreciation and amortization        (1,868,405)   (1,821,215)
                                                         -----------   -----------
                                                              91,006        94,610
                                                         -----------   -----------
OTHER ASSETS:
   Inventory, net of current portion                         970,212     1,424,417
   Note receivable, net of current portion                   125,106       140,720
                                                         -----------   -----------
      Total Other Assets                                   1,095,318     1,565,137
                                                         -----------   -----------
TOTAL ASSETS                                             $ 6,937,808   $ 3,479,705
                                                         ===========   ===========

The accompanying notes are an integral part of the consolidated financial statements.

                      CONOLOG CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                             JULY 31, 2005 AND 2004

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                          2005           2004
                                                                      ------------   ------------
LIABILITIES:
   Current Liabilities:
      Convertible debt                                                $         --   $  1,094,000
      Accounts payable                                                      46,650        209,575
      Accrued expenses                                                     248,643         66,734
      Accrued legal fees                                                   175,000         74,417
      Loan from officer                                                         --         77,427
      Accrued payroll                                                           --         12,445
                                                                      ------------   ------------
      Total Liabilities                                                    470,293      1,534,598
                                                                      ------------   ------------

STOCKHOLDERS' EQUITY
   Preferred stock, par value $.50; Series A; 4% cumulative;
      162,000 shares authorized; 155,000 shares issued and
      outstanding at July 31, 2005 and 2004, respectively.                  77,500         77,500
   Preferred stock, par value $.50; Series B; $.90 cumulative;
      50,000 shares authorized; 1,197 shares issued and outstanding
      at July 31, 2005 and 2004, respectively.                                 597            597
   Common stock, par value $0.01; 20,000,000 shares authorized;
      7,417,847 and 2,879,001 shares issued and outstanding at
      July 31, 2005 and 2004 respectively including 220 shares
      held in treasury.                                                     74,172         28,795
   Contributed capital                                                  35,425,721     27,495,048
   Retained (deficit)                                                  (28,391,938)   (25,400,429)
   Treasury shares at cost                                                (131,734)      (131,734)
   Deferred compensation                                                  (547,750)            --
   Prepaid consulting                                                      (39,053)      (124,670)
                                                                      ------------   ------------
      Total Stockholders' Equity                                         6,467,515      1,945,107
                                                                      ------------   ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $  6,937,808   $  3,479,705
                                                                      ============   ============

The accompanying notes are an integral part of the consolidated financial statements.

                      CONOLOG CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                   FOR THE YEARS ENDED JULY 31, 2005 AND 2004

                                                          2005          2004
                                                      -----------   -----------
OPERATING REVENUES
   Product revenue                                    $   549,222   $   963,008
COST OF PRODUCT REVENUES                                  494,605       913,561
                                                      -----------   -----------
GROSS PROFIT                                               54,617        49,447
                                                      -----------   -----------
OPERATING EXPENSES
   General and administrative costs                     2,498,039     4,366,919
   Selling and trade shows                                274,503       124,857
   Professional fees                                      374,292       528,954
   Research and development                               177,338        93,984
                                                      -----------   -----------
      Total Operating Expenses                          3,324,172     5,114,714
                                                      -----------   -----------
LOSS BEFORE OTHER INCOME (EXPENSE)                     (3,269,555)   (5,065,267)
                                                      -----------   -----------
OTHER INCOME (EXPENSE)
   Interest income                                         58,154         7,034
   Interest expense                                       (23,371)      (20,960)
   Beneficial interest                                         --    (1,200,000)
   Other income                                               720         3,307
                                                      -----------   -----------
      Total Other Income (Expense)                         35,503    (1,210,619)
                                                      -----------   -----------
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX
   BENEFIT                                             (3,234,052)   (6,275,886)
   Benefit from income taxes                              246,723            --
                                                      -----------   -----------
LOSS FROM CONTINUING OPERATIONS                        (2,987,329)   (6,275,886)
DISCONTINUED OPERATIONS:
   Loss from discontinued operations (net of
      income tax benefit of $0)                                --       (94,515)
   (Loss) from disposal of discontinued operations
      (Net of income tax expense of $0)                        --      (127,889)
                                                      -----------   -----------
NET LOSS APPLICABLE TO COMMON SHARES                  $(2,987,329)  $(6,498,290)
                                                      ===========   ===========
NET LOSS PER COMMON SHARE - CONTINUING OPERATIONS     $     (0.59)  $     (4.08)
                                                      ===========   ===========
NET LOSS PER COMMON SHARE - DISCONTINUED OPERATIONS   $        --   $     (0.14)
                                                      ===========   ===========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
   OUTSTANDING                                          5,024,671     1,537,801
                                                      ===========   ===========

The accompanying notes are an integral part of the consolidated financial statements.

                      CONOLOG CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                   FOR THE YEARS ENDED JULY 31, 2005 AND 2004

                                                     Series A           Series B
                                                 Preferred Stock    Preferred Stock       Common Stock
                                                -----------------   ---------------   -------------------   Contributed
                                                 Shares    Amount   Shares   Amount     Shares     Amount     Capital
                                                -------   -------   ------   ------   ---------   -------   -----------
Balance at July 31, 2003                        155,000   $77,500    1,197    $597    1,299,182   $12,999   $21,729,632
Common shares issued to directors                    --        --       --      --      800,000     8,000     3,584,000
Common shares issued to consultants                  --        --       --      --          599         5           527
Issuance of warrants with
   convertible debt                                  --        --       --      --            0         0             0
Conversion of debt                                   --        --       --      --      100,000     1,000       105,000
Common shares and warrants
   issued in subscription agreement                  --        --       --      --      479,000     4,791       284,308
Shares issued for services to
   be provided                                       --        --       --      --      200,000     2,000       188,000
Amortization of consultant services                  --        --       --      --           --        --            --
Amortization of deferred compensation                --        --       --      --           --        --            --
Net loss for the year                                --        --       --      --           --        --            --
Dividends                                            --        --       --      --           --        --         4,180
                                                -------   -------    -----    ----    ---------   -------   -----------
Balance at July 31, 2004                        155,000   $77,500    1,197    $597    2,878,781   $28,795   $25,895,647
                                                =======   =======    =====    ====    =========   =======   ===========

Conversion of debt                                   --        --       --      --    1,032,076    10,321     1,083,679
Common shares issued for cash                        --        --       --      --    2,569,355    25,686     3,049,649
Costs directly related to stock subscriptions        --        --       --      --           --        --    (1,093,781)
Warrants issued for common stock shares              --        --       --      --           --        --    (1,187,928)
Warrants converted to common stock shares            --        --       --      --      470,000     4,700     2,391,501
Shares issued for services to be provided            --        --       --      --      117,000     1,170       333,181
Amortization of consultant services                  --        --       --      --           --        --            --
Common shares issued to officers, directors
   and employees                                     --        --       --      --      350,000     3,500     1,092,000
Amortization officers, directors and employee
   compensation                                      --        --       --      --           --        --            --
Exchange lots / escheatment                          --        --       --      --          635        --            --
Net loss for the Year                                --        --       --      --           --        --            --
Dividends                                            --        --       --      --           --        --         4,180
                                                -------   -------    -----    ----    ---------   -------   -----------
Balance at July 31, 2005                        155,000   $77,500    1,197    $597    7,417,847   $74,172   $31,568,128
                                                =======   =======    =====    ====    =========   =======   ===========

                                            Contributed     Retained                                                 Total
                                             Capital -      Earnings      Treasury     Deferred       Prepaid    Stockholders'
                                              Warrants      (Deficit)      Stock     Compensation   Consulting       Equity
                                            -----------   ------------   ---------   ------------   ----------   -------------
Balance at July 31, 2003                    $        --   $(18,897,959)  $(131,734)  $  (222,212)   $ (68,458)    $ 2,500,365
Common shares issued to directors                    --             --          --            --           --       3,592,000
Common shares issued to consultants                  --             --          --            --           --             532
Issuance of warrants with
   convertible debt                           1,200,000             --          --            --           --       1,200,000
Conversion of debt                                   --             --          --            --           --         106,000
Common shares and warrants
   issued in subscription agreement             399,401             --          --            --           --         688,500
Shares issued for services to
   be provided                                       --             --          --            --     (190,000)             --
Amortization of consultant services                  --             --          --            --      133,788         133,788
Amortization of deferred compensation                --             --          --       222,212           --         222,212
Net loss for the year                                --     (6,498,290)         --            --           --      (6,498,290)
Dividends                                            --         (4,180)         --            --           --              --
                                            -----------   ------------   ---------   -----------    ---------     -----------
Balance at July 31, 2004                    $ 1,599,401   $(25,400,429)  $(131,734)  $        --    $(124,670)    $ 1,945,107
                                            ===========   ============   =========   ===========    =========     ===========

Conversion of debt                                   --             --          --            --           --       1,094,000
Common shares issued for cash                        --             --          --            --           --       3,075,335
Costs directly related to stock
   subscriptions                                     --             --          --            --           --      (1,093,781)
Warrants issued for common stock shares       3,857,593             --          --            --           --       2,669,665
Warrants converted to common
   stock shares                              (1,599,401)            --          --            --           --         796,800
Shares issued for services to be provided            --             --          --            --     (334,351)             --
Amortization of consultant services                  --             --          --            --      419,968         419,968
Common shares issued to officers,
   directors and employees                           --             --          --    (1,095,500)          --              --
Amortization officers, directors and
   employee compensation                             --             --          --       547,750           --         547,750
Exchange lots / escheatment                          --             --          --            --           --              --
Net loss for the Year                                --     (2,987,329)         --            --           --      (2,987,329)
Dividends                                            --         (4,180)         --            --           --              --
                                                          ------------   ---------   -----------    ---------     -----------
Balance at July 31, 2005                    $ 3,857,593   $(28,391,938)  $(131,734)  $  (547,750)   $ (39,053)    $ 6,467,515
                                            ===========   ============   =========   ===========    =========     ===========

The accompanying notes are an integral part of the consolidated financial statements.

                      CONOLOG CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                   FOR THE YEARS ENDED JULY 31, 2005 AND 2004

                                                                       2005          2004
                                                                   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss from continuing operations                                $(2,987,329)  $(6,275,886)
Adjustments to reconcile net loss to net cash
   (used in) continuing operations:
   Depreciation                                                         50,530        41,255
   Amortization of deferred compensation                               547,750       222,212
   Amortization of prepaid consulting expense                          419,968       133,788
   Net (loss) on sale of subsidiaries                                       --      (127,889)
   Gain on sale of equipment                                              (400)           --
   Common stock issued for services                                         --           593
   Common stock based compensation                                          --     3,592,000
   Warrants issued with convertible debt                                    --     1,200,000
Changes in assets and liabilities
   (Increase) decrease in accounts receivable                           58,977      (114,639)
   Decrease in inventories                                              54,205        24,711
   (Increase) in other current assets                                 (232,255)      (19,959)
   Decrease in deferred income taxes                                        --       323,959
   Increase (decrease) in accounts payable                            (162,925)       97,263
   Increase (decrease) in accrued expenses and other liabilities       270,047          (189)
                                                                   -----------   -----------
   Net cash (used in) continuing operations                         (1,981,432)     (902,781)
                                                                   -----------   -----------

DISCONTINUED OPERATIONS
Net (loss)                                                                  --       (94,515)
Change in net assets of discontinued operations                             --       230,995
                                                                   -----------   -----------
   Net cash provided by discontinued operations                             --       136,480
                                                                   -----------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from sale of equipment                                         400            --
   Purchase of equipment and leasehold improvements                    (46,926)           --
                                                                   -----------   -----------
   Net cash (used in) investing activities                             (46,526)           --
                                                                   -----------   -----------

The accompanying notes are an integral part of the consolidated financial statements.

                      CONOLOG CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                   FOR THE YEARS ENDED JULY 31, 2005 AND 2004

                                                               2005         2004
                                                            ----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES
   Repayment of line of credit                              $       --   $ (250,000)
   Proceeds of loan from officer                                    --      202,500
   Repayment of loan from officer                              (77,427)    (158,002)
   Proceeds from issuance of convertible debt                       --    1,200,000
   Proceeds from issuance of stock, net of issuance costs    4,651,219           --
   Proceeds from issuance of stock and warrants                796,800      688,500
   Proceeds from note receivable                                 8,670       97,629
   Proceeds from sale of subsidiary                                 --       34,000
                                                            ----------   ----------
Net cash provided by financing activities                    5,379,262    1,814,627
                                                            ----------   ----------
NET INCREASE IN CASH AND CASH EQUIVALENTS                    3,351,304    1,048,326
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                1,119,768       71,442
                                                            ----------   ----------
CASH AND CASH EQUIVALENTS - END OF YEAR                     $4,471,072   $1,119,768
                                                            ==========   ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
CASH PAID DURING THE YEAR FOR:
   Interest expense                                         $   23,371   $   12,294
                                                            ==========   ==========
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:
Debt converted to equity                                    $1,094,000   $  106,000
                                                            ==========   ==========
Common stock issued for services to be provided             $  334,350   $  124,670
                                                            ==========   ==========
Common stock issued for deferred compensation               $1,095,500   $       --
                                                            ==========   ==========

The accompanying notes are an integral part of the consolidated financial statements.

                      CONOLOG CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JULY 31, 2005 AND 2004

NOTE 1- NATURE OF ORGANIZATION

Conolog Corporation (the "Company") is in the business of design, manufacturing and distribution of small electronic and electromagnetic components and subassemblies for use in telephone, radio and microwave transmissions and reception and other communication areas. The Company's products are used for transceiving various quantities, data and protective relaying functions in industrial, utility and other markets. The Company's customers include primarily industrial customers, which include power companies, and various branches of the military.

The Company formed a wholly owned Subsidiary, Nologoc Corporation. In September 1998, Nologoc Corporation purchased the assets of Atlas Design, Incorporated. In January, 2001, Nologoc Corporation purchased the assets of Prime Time Staffing, Incorporated and Professional Temp Solutions Incorporated. Atlas Design, Prime Time Staffing and Professional Temp Solutions provide short-term and long-term qualified engineering and technical staff, as well as human resource consulting to various industries. In March 2004 the Company ceased operating its staffing business. The assets of the Company's wholly-owned subsidiary, Nologoc, Inc. trading as Atlas Design, were sold to the Company's vice-president of operations of Atlas Design.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                           Principles of Consolidation

The consolidated financial statements include the accounts of Conolog Corporation and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

                              Cash and Equivalents

For the purpose of the statements of cash flows, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of twelve months or less.

                                   Inventories

Inventories are valued at the lower of cost (determined on a first-in, first-out basis) or market.

                      CONOLOG CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             JULY 31, 2005 AND 2004

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                          Property, Plant and Equipment

Property, plant and equipment are carried at cost, less allowances for depreciation and amortization. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the assets. Depreciation and amortization was $50,530 and $41,255 for the years ended July 31, 2005 and 2004, respectively. Repairs and maintenance expenditures which do not extend the useful lives of the related assets are expensed as incurred.

                            Research and Development

Research and Development costs are expensed as incurred. Research and Development costs were $177,338 and $ 93,984 for the years ended July 31, 2005 and 2004 respectively.

                               Revenue Recognition

Revenue is recorded in accordance with the guidance of the SEC's Staff Accounting Bulletin (SAB) No. 104, which supersedes SAB No. 101. Revenue from product sales are recognized at the time of shipment (when title and risks and rewards of ownership have passed) upon fulfillment of acceptance terms; products are not sold on a conditional basis. Therefore, when delivery has occurred the sale is complete as long as the collection of the resulting receivable is probable.

                                Advertising Costs

Advertising costs are charged to operations when incurred. Advertising expense was $7,301 and $6,994 for the years ended July 31, 2005 and 2004, respectively.

                           Shipping and Handling Costs

Shipping and handling costs are expensed as incurred and amounted to $10,373 and $25,627 for the years ended July 31, 2005 and 2004, respectively.

                      CONOLOG CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JULY 31, 2005 AND 2004

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                         Securities Issued for Services

The Company accounts for common stock issued for compensation services of Officers, Directors and employees by reference to the fair market value of the Company's stock on the date of stock issuance. Consulting service and commission expense is recorded at the rate that such services are normally paid at.

                       Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, other current assets, accounts payable and accrued expenses approximates fair value because of the short maturity of these instruments.

                                  Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future federal and state income taxes.

                         Loss Per Share of Common Stock

Loss per share of common stock is computed by dividing net loss (after dividends on preferred shares) by the weighted average number of shares of Common Stock outstanding during the year. The preferred dividends are not reflected in arriving at the net loss as they are not material and would have no effect on earning per share available to common shareholders. The number of weighted average shares used in the computations were 5,024,671 and 1,537,801 for 2005 and 2004 respectively. The effect of assuming the exchange of Series A Preferred Stock and Series B Preferred Stock in 2005 and 2004 would be anti-dilutive.

                      CONOLOG CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             JULY 31, 2005 AND 2004

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                   Loss Per Share of Common Stock (Continued)

The effect of assuming the exercise of outstanding warrants at July 31, 2005 would be anti-dilutive. The following transactions occurred after July 31, 2004, which, had they taken place during fiscal 2004, would have changed the number of shares used in the computations of earnings per share: (1) $1,094,000 debenture was converted into 1,032,076 common stock shares; (2) 470,000 common stock shares were issued as a result of warrants being exercised.

The following is a reconciliation of the computation for basic and diluted EPS:

                                                     July 31,      July 31,
                                                       2005          2004
                                                   -----------   -----------
   Net Loss                                        $(2,987,329)  $(6,498,290)
                                                   -----------   -----------
   Weighted-average common shares
      outstanding (Basic)                            5,024,671     1,537,801
   Weighted-average common stock equivalents:
      Stock options                                         --            --
      Warrants                                              --            --
                                                   -----------   -----------
   Weighted-average common shares
      outstanding (Diluted)                          5,024,671     1,537,801
                                                   ===========   ===========

                      CONOLOG CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             JULY 31, 2005 AND 2004

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                                Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                        Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board ("FASB") published Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment ("SFAS 123R"). SFAS 123R requires that compensation cost related to share-based payment transactions be recognized in the financial statements. Share-based payment transactions within the scope of SFAS 123R include stock options, restricted stock plans, performance-based awards, stock appreciation rights, and employee share purchase plans. The provisions of SFAS 123R are effective for small business issuers as of the first interim period that begins after December 15, 2005. Accordingly, the Company will implement the revised standard in the third quarter of fiscal year 2006. Currently, the Company accounts for its share-based payment transactions under the provisions of APB 25, which does not necessarily require the recognition of compensation cost in the financial statements. Management is assessing the implications of this revised standard, which may materially impact the Company's results of operations in the third quarter of fiscal year 2006 and thereafter.

In November 2004, the FASB issued Financial Accounting Standards No. 151 (FAS
151), "Inventory Costs - an amendment of ARB No. 43, Chapter 4". FAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. In addition, FAS 151 requires companies to base the allocation of fixed production overhead to the costs of conversion on the normal capacity of production facilities. FAS 151 is effective for the Company in 2006. The Company does not expect FAS 151 to have a material impact on its results or financial statements.

                      CONOLOG CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             JULY 31, 2005 AND 2004

NOTE 3- CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits. The company provides credit in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information.

NOTE 4- INVENTORY

Inventory consisted of the following as of July 31,:

                                           2005         2004
                                        ----------   ----------
                      Finished Goods    $  454,377   $  783,348
                      Work-in-process       10,448       14,790
                      Raw materials      1,405,387    1,126,279
                                        ----------   ----------
                                        $1,870,212   $1,924,417
                                        ==========   ==========

Inventory of $970,212 was classified as non-current. Only the amount the Company expects to realize in the next operating cycle has been classified as current.

NOTE 5- OPERATING LEASE COMMITMENTS

The Company leases their facilities and various equipment under operating leases. Total rental expense for all operating leases of the Company amounted to approximately $55,680 and $54,302 during the years ended July 31, 2005 and 2004, respectively. The Company currently leases its facilities on a month-to-month basis.

                      CONOLOG CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             JULY 31, 2005 AND 2004

NOTE 6- INCOME TAXES

The income tax (benefit) is comprised of the following:

                                                 July 31,
                                             ----------------
                                                2005     2004
                                             ---------   ----
                      Current Income Taxes   $      --    $--
                         Federal                    --     --
                         State                (246,723)    --
                                             ---------    ---
                                             $(246,723)   $--
                                             =========    ===

In 1998, the State of New Jersey enacted legislation allowing emerging technology and/or biotechnology companies to sell their unused New Jersey Net Operating Loss ("NOL") Carryover and Research and Development Tax Credits ("R&D" Credits) to corporate taxpayers in New Jersey. During fiscal year ended July 31, 2003, the Company entered into an agreement under which it sold a portion of its NOL carryover. The total estimated proceeds of this transaction was recorded as a benefit in the accompanying financial statements.

A reconciliation between taxes computed at the federal statutory rate and the effective tax rate follows:

                                                       July 31,
                                                    -------------
                                                     2005    2004
                                                    -----   -----
                  Federal statutory tax rate         34.0%   34.0%
                  Valuation Allowance on Net
                     Operating Loss Carryover       (34.0%) (34.0%)
                  Permanent and other differences      --      --
                                                    -----   -----
                                                       --%     --%
                                                    =====   =====

                      CONOLOG CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             JULY 31, 2005 AND 2004

NOTE 6- INCOME TAXES (CONTINUED)

Deferred taxes are recognized for temporary differences between the bases of assets and liabilities for financial statement and income tax purposes, and net operating losses.

The temporary differences causing deferred tax benefits are primarily due to net operating loss carry forwards.

At July 31, 2005, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $32,860,000, which is available to offset future Federal and State taxable income, if any. The federal and state net operating loss carryforwards expire as follows:

                                Federal       State
                              -----------   ----------
                       2010   $        --   $   90,000
                       2011            --    6,400,000
                       2013       250,000    2,985,000
                       2014     1,230,000           --
                       2015       960,000           --
                       2017       550,000           --
                       2018     1,660,000           --
                       2019       860,000           --
                       2020     2,140,000           --
                       2021     2,650,000           --
                       2022     3,150,000           --
                       2023       550,000           --
                       2024     6,400,000           --
                       2025     2,985,000           --
                              -----------   ----------
                              $23,385,000   $9,475,000
                              ===========   ==========

At July 31, 2005, deferred tax assets consist of the following:

              Net operating loss carry-forwards   $ 8,516,400
              Less: valuation allowance            (8,516,400)
                                                  -----------
                                                  $       -0-
                                                  ===========

At July 31, 2005, the Company had deficits accumulated in the approximate amount of $28,388,000, available to offset future taxable income through 2025. The Company established valuation allowances equal to the full amount of the deferred tax assets due to the uncertainty of the utilization of the operating losses in future periods.

                      CONOLOG CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             JULY 31, 2005 AND 2004

NOTE 7- LOAN FROM OFFICER

Loan from officer represents advances made by an officer of the company. The advances are due one year after the date of receipt and bear interest at a rate of 4% per annum. Total advances made by the officer were $0 and $202,500 for the years ended July 31, 2005 and 2004, respectively. Repayments to the officer were $77,427 and $158,002 for the years ended July 31, 2005 and 2004, respectively. The balance due to the officer at July 31, 2005 was $0.

NOTE 8- PROFIT SHARING PLAN

The Company sponsors a qualified profit sharing plan that covers substantially all full time employees. Contributions to the plan are discretionary and determined annually by management. No contributions to the plan were made during the years ended July 31, 2005 and 2004.

The Plan also provides an employee savings provision (401(k) plan whereby eligible participating employees may elect to contribute up to 15% of their compensation to an investment trust. The Company made matching contributions to the plan of $160,542 and $ 0 for the fiscal years ended July 31, 2005 and 2004 respectively.

NOTE 9- STOCKHOLDERS' EQUITY

The Series A Preferred Stock provides 4% cumulative dividends, which were $111,483 ($0.72 per share) in arrears at July 31, 2005. In addition, each share of Series A Preferred Stock may be exchanged for one share of Common Stock upon surrender of the Preferred Stock and payment of $48,000 per share. The Company may redeem the Series A Preferred Stock at $.50 per share plus accrued and unpaid dividends.

The Series B Preferred Stock provides cumulative dividends of $0.90 per share, which were $36,696 ($30.66 per share) in arrears at July 31, 2005. In addition, each share of Series B Preferred Stock is convertible into .005 of one share of Common Stock.

The Company has reserved 155,059 shares of Common Stock for Series A and B Preferred Stock

                      CONOLOG CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             JULY 31, 2005 AND 2004

NOTE 9- STOCKHOLDERS' EQUITY (CONTINUED)

On July 29, 2004, the Company entered into a subscription agreement with a group of investors for common stock and warrants to purchase shares of common stock. The Company sold to the investors 479,000 shares of common stock and 200,000 warrants with an exercise price of $1.84, which expire on July 30, 2029. The Company received $688,500 in exchange for the shares and warrants. The warrants were valued using the Black-Scholes option valuation model with a resulting allocation of the aggregate proceeds from the subscription attributable to the warrants of $399,401. The following assumptions were utilized to value the warrants: price per share of common stock of $1.84; expected life of five years; expected volatility of 149%; a risk free interest rate of 3.7%; and an expected yield of 0.0%.

On February 15, 2005 the above 200,000 warrants were exercised and the Company received proceeds of $367,500.

On February 18, 2005, the Company entered into a subscription agreement with a group of investors for common stock and warrants to purchase shares of common stock. The Company sold to the investors 1,369,355 shares of common stock and 958,549 warrants with an exercise price of $1.25, which expire on August 18, 2010. The Company received $4,245,000 in exchange for the shares and warrants.

On July 19, 2005, the Company entered into a subscription agreement with a group of investors for common stock and warrants to purchase shares of common stock. The Company sold to the investors 1,200,000 shares of common stock and 1,440,000 warrants with an exercise price of $1.6892, which expire on January 19, 2011. The Company received $1,500,000 in exchange for the shares and warrants.

                      CONOLOG CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             JULY 31, 2005 AND 2004

NOTE 9- STOCKHOLDERS' EQUITY (CONTINUED)

A summary of the Company's warrant activity is as follows:

                                         Year Ended July 31, 2005
                                         ------------------------
                                                       Weighted
                                             Number     average
                                              of       Exercise
                                            Warrants     price
                                           ---------   --------
              Balance at July 31, 2003            --        --
              Issued April 2004              470,000     $1.69
                                           ---------     -----
              Balance at July 31, 2004       470,000      1.69
              Issued February 2005           958,549      1.25
              Issued July 2005             1,440,000      1.69
              Exercised September 2004      (270,000)     1.59
              Exercised February 2005       (200,000)     1.84
              Forfeited                           --        --
                                           ---------     -----
              Balance at July 31, 2005     2,398,549     $1.28
                                           =========     =====

NOTE 10- CONVERTIBLE DEBENTURES

On April 26, 2004, the Company entered into a Securities Purchase Agreement with an investor, whereby the Company issued and sold to the investor, in a private placement, a $1,200,000 principal amount Secured Convertible Term Note and warrants to purchase 270,000 shares of common stock. The principal amount of the note was repayable at the rate of $50,000 per month, plus accrued interest, if any, commencing on May 1, 2005 and may be paid at the investors' option in cash or shares of the Company's common stock at the conversion rate of $1.06.

The 270,000 warrants were exercised on September 27, 2004 at an exercise price of 1.59. The warrants were valued using the Black-Scholes option valuation model with a resulting allocation to interest expense of $1,200,000. The following assumptions were utilized to value the warrants: price per share $4.55; expected life of seven years; expected volatility of 151%; a risk free interest rate of 3.4%; and an expected yield of 0.0%.

As of July 31, 2004, $106,000 of principal was converted into 100,000 common shares. During Fiscal 2005, the remainder of $ 1,094,000 of principal was converted into 1,032,076 common shares.

                      CONOLOG CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             JULY 31, 2005 AND 2004

NOTE 11- MAJOR CUSTOMERS

The following summarizes sales to major customers (each 10% or more of net sales) by the Company:

                         Sales to Major   Number of   Percentage of
            Year Ended     Customers      Customers       Total
            ----------   --------------   ---------   -------------
               2005         $342,271          2           62.0%
               2004         $414,684          2           49.0%

NOTE 12- STOCK OPTION PLAN

                             2002 Stock Option Plan

On April 23, 2002, the Board of Directors of the Company adopted the 2002 Stock Option Plan ("the 2002 Plan"). Under the 2002 Plan, the Company may grant up to 190,000 shares of common stock as either incentive stock options under Section 422A of the Internal Revenue Code or nonqualified stock options. Subject to the terms of the 2002 Plan, options may be granted to eligible persons at any time and under such terms and conditions as determined by the 2002 Stock Option Committee ("the Committee"). Unless otherwise determined by the Committee, each stock option shall terminate no later than ten years (or such shorter time as may be fixed by the Committee) after the date in which it was granted. The exercise price for incentive stock options must be at least one hundred percent (100%) of the fair market value of common stock as determined on the date of the grant. The exercise price for nonqualified stock options may not be granted at less than eighty-five percent (85%) of the fair market value of the shares on the date of grant.

As of July 31, 2005, there had been no shares granted under the 2002 Plan.

NOTE 13- PREPAID CONSULTING

During Fiscal Year July 31, 2005, the Company issued 117,000 shares of common stock to various consultants for services. Of these, 37,500 shares issued were for services that extend into the future and are amortized against invoices billed by the consultants for actual services rendered 79,500 of the shares issued were for services performed in fiscal year 2005 and were expensed in value at the date of the agreement, as there was no readily determinable value for the consulting services provided or to be provided. The Company accounted for the prepaid value of consulting services in accordance with EITF 00-18, Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees.

NOTE 14- DISCONTINUED OPERATIONS

On April 30, 2004, the Company sold the assets of its' wholly owned subsidiary, Nologoc Corporation, T/A Atlas Design, Incorporated. The decision to sell the component was based on the intensely competitive and highly fragmented nature of the placement services business. The subsidiary was sold to the vice-president of operations of Atlas Design. The Company received $34,000 of proceeds and recorded a loss from the disposal of $127,889. Net sales of Atlas Design, Incorporated were $439,174 and $783,195 for the years ended July 31, 2004 and 2003, respectively.

                                     PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS.

Our Company's Certificate of Incorporation requires us to indemnify our officers, directors and employees to the fullest extent permitted by law, including full or partial indemnification for any judgment, settlement or related expense. In addition, advances of expenses to officers and directors are permitted upon an undertaking by the person to be indemnified to repay all such expenses if he or she is ultimately found not to be entitled to indemnification. The indemnification provision in our Certificate of Incorporation applies to all actions and proceedings including those brought by or in our right. Directors and officers remain liable for acts and omissions not in good faith or which involve intentional misconduct and transactions from which such officer or director derives improper personal benefit.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses in connection with the issuance and distribution of the securities being registered hereby. All such expenses will be borne by the registrant; none shall be borne by any Selling Stockholders.

Securities and Exchange
   Commission registration fee ....................................   $   284.10
Legal fees and expenses (1) .......................................   $15,000.00
Accounting fees and expenses (1) ..................................   $ 2,000.00
Printing (1) ......................................................   $ 3,000.00
Miscellaneous (1) .................................................   $ 3,000.00
                                                                      ----------
   Total (1) ......................................................   $23,284.10

(1) Estimated

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

During the three months ended January 31, 2006, in reliance on the exemptions provided by the Securities Act of 1933, as amended, and the Regulations promulgated under the Securities Act, we made the following sales of our securities.

As previously stated in this Registration Statement, the Company entered into a Subscription Agreement, dated January 19, 2006 (the "Subscription Agreement"), with three subscribers (the "Subscribers") relating to the issuance and sale in a private placement by us of $1,250,000 principal amount of convertible notes, which are convertible into 1,000,000 shares of our common stock at a conversion price of $1.25 per share, and warrants to purchase 1,000,000 shares of our common stock at a price of $0.9579 per share, which are exercisable for a period commencing on the sooner of July 18, 2006 or the date the Company's stockholders approve the issuance of the Company's common stock issuable on conversion of the convertible notes (if such approval is required by the applicable rules of the Nasdaq) through the fifth anniversary of the issuance. We also issued First Montauk Securities Corp., the selling agent, warrants to purchase an aggregate of 200,000 shares of our common stock on the same terms and conditions as the warrants issued to the Subscribers.

The issuance and sale of the convertible notes and warrants pursuant to the Subscription Agreement was made in reliance upon the exemption provided in
Section 4(2) of the Securities Act and Regulation D promulgated under the Securities Act. No form of general solicitation or general advertising was conducted in connection with the Private

Placement. The issuance of the warrant to First Montauk (including its employees and affiliates) was made in reliance upon the exemption provided in Section 4(2) of the Securities Act. Each of the convertible notes and warrants issued pursuant to the Subscription Agreement contain restrictive legends preventing the sale, transfer or other disposition of such shares and warrants, unless registered under the Securities Act. The Company, pursuant to the Subscription Agreement, has filed this Registration Statement to register the shares of its common stock issuable upon conversion of the convertible notes, shares of its common stock issuable in payment of interest due on the convertible notes and shares of our common stock issuable upon the exercise of warrants.

ITEM 27. EXHIBITS.

The following exhibits are filed as part of this registration statement:

EXHIBIT   DESCRIPTION
-------   -----------
 3.1    Certificate of Incorporation of Data Sciences Incorporated (1)

 3.2 Certificate of Amendment of Certificate of Incorporation of Data Sciences Incorporated (1)

 3.3 Certificate of Ownership and Merger of Data Sciences, Inc. (Maryland) by Data Sciences Incorporated (Delaware) (1)

 3.4    Certificate of the Designation, Preferences and Relative,
        Participating, Optional or Other Special Rights and Qualifications, Limitations or Restrictions Thereof of the Series A Preferred Stock (par value $.50) of DSI Systems, Inc. (1)

 3.5 Certificate of Amendment of Certificate of Incorporation of DSI Systems, Inc. (1)

 3.6    Certificate of the Designation, Preferences and Relative,
        Participating, Optional or Other Special Rights and Qualifications, Limitations or Restrictions Thereof of the Series B Preferred Stock (par value $.50) of DSI Systems, Inc. (1)

 3.7 Certificate of Ownership and Merger of Conolog Corporation (New Jersey) by DSI Systems, Inc. (Delaware) (1)

 3.8 Certificate of Amendment of Certificate of Incorporation of DSI Systems, Inc. (1)

 3.9 Certificate of Ownership and Merger of Iniven Corporation by Conolog Corporation (1)

3.10 Certificate of Amendment of Certificate of Incorporation of Conolog Corporation (1)

3.11 Certificate of Amendment of Certificate of Incorporation of Conolog Corporation (1)

3.12 Certificate of Amendment of Certificate of Incorporation of Conolog Corporation (1)

3.13 Certificate of Amendment of Certificate of Incorporation of Conolog Corporation (1)

3.14 Certificate of Amendment of Certificate of Incorporation of Conolog Corporation (1)

 4.1    Specimen of common stock certificate (3)

 5.1    Opinion of Milberg Weiss Bershad & Schulman LLP

10.1    Subscription Agreement dated as of January 19, 2006 (2)

10.2    Form of Convertible Note (2)

10.3 Form of Warrant issued by Conolog Corporation to each of the subscribers named in the Subscription Agreement.(2)

10.4    Selling Agent Agreement (2)

23.1    Consent of Bagell, Josephs, Levine & Company, LLC

23.2    Consent of Milberg Weiss Bershad & Schulman LLP (included in Exhibit
        5.1)

(1) Incorporated by reference to the Registrant's Registration Statement on Form SB-2 File Number 333-122891 filed with the Securities and Exchange Commission on February 17, 2005.

(2) Incorporated by reference to the 8-K filed with the Securities and Exchange Commission on January 25, 2006.

(3) Incorporated by reference to the Registrant's Registration Statement on Form SB-2 File Number 333-128089 filed with the Securities and Exchange Commission on September 2, 2005.

ITEM 28. UNDERTAKINGS.

(A) The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

            (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement; and

            (iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B) Undertaking Required by Regulation S-B, Item 512(e).

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel that the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(C) Undertaking Required by Regulation S-B, Item 512(f)

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Somerville, New Jersey, on the 10th day of April, 2006.

                                 CONOLOG CORPORATION

                                 By:    /s/ Robert S. Benou
                                        ----------------------------------------
                                        Robert S. Benou
                                        Chairman, Chief Executive Officer and
                                        Chief Financial Officer

Each person whose signature appears below constitutes and appoints Robert Benou or Marc Benou his true and lawful attorney in fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to the Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form SB-2 has been signed below by the following persons in the capacities and on the dates indicated:

April 10, 2006                        /s/ Robert S. Benou
                                        ----------------------------------------
                                        Robert S. Benou
                                        Chairman, Chief Executive Officer and
                                        Director

April 10, 2006                        /s/ Marc R. Benou
                                        ----------------------------------------
                                        Marc R. Benou
                                        President, Chief Operating Officer,
                                        Secretary and Director

April 10, 2006                        /s/ Louis S. Massad
                                        ----------------------------------------
                                        Louis S. Massad
                                        Director

April 11, 2006                        /s/ Edward J. Rielly
                                        ----------------------------------------
                                        Edward J. Rielly
                                        Director

April 10, 2006                        /s/ David M. Peison
                                        ----------------------------------------
                                        David M. Peison
                                        Director